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The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with and has been declared effective by the Securities and Exchange Commission. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 2002

P R O S P E C T U S   S U P P L E M E N T
(To Prospectus dated September 25, 1998)

$

Union Oil Company of California

      % Senior Notes due 2012

Payment of Principal, Interest and Premium, if any, Guaranteed by

Unocal Corporation

        The notes will bear interest at the rate of      % per year. Interest on the notes is payable on April 1 and October 1 of each year, beginning on April 1, 2003. The notes will mature on October     , 2012. We may redeem some or all of the notes at any time. The redemption prices are discussed under the caption "Description of Notes—Optional Redemption."

        The notes will be senior obligations of our company and will rank equally with all of our other unsecured senior indebtedness. The notes will be guaranteed by Unocal Corporation.

        Investing in the notes involves risks. See "Risk Factors" beginning on page S-10.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Senior Note		Total
Public Offering Price		%	$
Underwriting Discount		%	$
Proceeds to Union Oil Company of California (before expenses)%			$

        Interest on the notes will accrue from October     , 2002 to date of delivery.

        The underwriters expect to deliver the notes to purchasers on or about October     , 2002.

Joint Book-Running Managers

JPMorgan	Salomon Smith Barney

ABN AMRO • BNP PARIBAS • Mizuho International plc
Banca IMI • Daiwa Securities SMBC Europe • Deutsche Bank Securities
ING Financial Markets • Royal Bank of Scotland • TD Securities
Australia and New Zealand Banking Group Limited • Credit Suisse First Boston
BNY Capital Markets, Inc. • Merrill Lynch & Co. • Banc of America Securities LLC • SG Cowen

September     , 2002

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

TABLE OF CONTENTS

Prospectus Supplement

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        Some of the statements contained or incorporated by reference in this prospectus supplement and in the prospectus discuss our plans and strategies for our business or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. The words "believes," "anticipates," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, some of which our management has not yet identified. Any such forward-looking statements are not guarantees of future performances and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements as the result of various important factors, certain of which but not all of which are discussed at pages 59-61 of Unocal's amended 2001 Annual Report on Form 10-K/A and in other documents incorporated by reference.

        The factors described in the documents we have incorporated by reference and in the "Risk Factors" section of this prospectus supplement are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. Accordingly, our actual results may differ from those expressed in, or implied by, our forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering and some of which has been replaced or superseded by information in this prospectus supplement or in the documents incorporated by reference.

        If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        In this prospectus supplement, the words "Company," "we," "our," "ours," and "us" refer to Union Oil Company of California, a California corporation, and a wholly owned subsidiary of Unocal Corporation, a Delaware corporation ("Unocal"), unless otherwise stated, or the context otherwise requires.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus carefully, including the financial data and related notes, as well as the documents incorporated by reference, before making an investment decision.

Union Oil Company of California

        Union Oil Company of California was incorporated in California in 1890. Our parent company, Unocal Corporation, was incorporated in Delaware in 1983 to operate as our parent company. Substantially all of the operations of Unocal and Union Oil are conducted through Union Oil and its subsidiaries.

        We are one of the world's largest independent oil and gas exploration and production companies, with principal operations in North America and Asia. At December 31, 2001, we had total estimated proved reserves of 1.8 billion barrels of oil equivalent, of which roughly 62% was natural gas. In Asia, we are also a producer of geothermal energy and a provider of electrical power. Other activities include ownership in proprietary and common carrier pipelines, natural gas storage facilities and the marketing and trading of hydrocarbon commodities.

        Our principal executive offices are located at 2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245, and the telephone number at that address is (310) 726-7600.

Summary Oil and Gas Reserve Data

Proved Reserves

        The following table sets forth our estimated proved oil and gas reserves and the present value of future net cash flows from such reserves at December 31, 2001. The present value has been calculated in a manner mandated by the Financial Accounting Standards Board and the U. S. Securities and Exchange Commission. Revenues included in the calculation are based on weighted average prices at year-end 2001. These prices ranged from $13.06 to $18.02 per barrel for crude oil, condensate and natural gas liquids and $1.61 to $2.99 per thousand cubic feet of natural gas. Present value is after income tax expense that has been computed by applying the appropriate year-end statutory tax rates to pre-tax future cash flows less recovery of tax basis of proved properties and reduced by applicable tax credits.

	Oil* (Millions of barrels)	Natural Gas (Billions of cubic feet)	Aggregate Oil Equivalent** (Millions of barrels)	Percent of Proved Reserves	Present Value (Millions of dollars)
North America
Lower 48	156	1,797	456	25%	$1,884
Alaska	74	212	109	6	67
Canada	51	289	99	5	516
International
Far East	208	3,873	853	47	2,094
Other	195	346	253	14	715
Equity Investees	9	232	48	3	388

Total Worldwide	693	6,749	1,818	100%	$5,664

*
Includes crude oil, condensate and natural gas liquids.
**
Natural gas is converted into barrels of oil equivalent based on a conversion ratio of 6,000 cubic feet of natural gas per barrel of oil equivalent.

        As of December 31, 2001, the volume of our proved developed reserves as a percentage of our total proved reserves was 52%.

Recent Developments

Pending Exchange Offer for Minority Interest in Pure Resources, Inc.

        On September 5, 2002, we commenced an offer to acquire all of the outstanding shares of the common stock of Pure Resources, Inc. ("Pure"), that we do not already own. We currently own 32,709,067 shares of Pure common stock, representing approximately 65 percent of the outstanding shares. Pursuant to the offer, we are offering to exchange 0.6527 of a share of Unocal common stock for each outstanding share of Pure common stock, upon the terms and conditions set forth in the prospectus related to the offer, which was filed with the S.E.C. on September 4, 2002, as part of Unocal's Registration Statement on Form S-4, as amended (Registration No. 333-99147), and the related letter of transmittal. We will not be obligated to acquire any shares of Pure in the offer unless Pure stockholders (other than us and our subsidiaries) have validly tendered and not properly withdrawn prior to the expiration of the offer a number of shares of Pure common stock such that, giving effect to the offer, we own at least 90 percent of the total number of outstanding shares of Pure. There are also other conditions to the offer that are described in the prospectus.

        If we successfully complete the offer and then own at least 90 percent of the outstanding shares of Pure common stock, we would be permitted under Delaware law to effect a "short form" merger of one of our wholly owned subsidiaries with Pure without the approval of Pure's board of directors or its remaining stockholders. We intend to effect a "short form" merger of one of our wholly owned subsidiaries with Pure as soon as practicable after we complete the offer. In such event, each outstanding share of Pure common stock we do not own or acquire in the offer would be converted in the merger into the right to receive 0.6527 of a share of Unocal common stock and cash instead of fractional shares—the same consideration per share of Pure common stock which such unexchanged minority stockholders of Pure would have received if they had tendered their shares into the offer—unless they properly perfect their appraisal rights under Delaware law. After completion of the merger, Pure would be a wholly owned subsidiary of ours.

        Following our announcement of the offer in August 2002, actions were filed in Delaware and California courts seeking to enjoin the transaction or to obtain damages on behalf of Pure stockholders. This litigation remains pending. A preliminary injunction hearing in one of the Delaware actions was held on September 27, 2002. The court has taken the arguments under submission.

        On September 18, 2002, as supplemented on September 27, 2002, Pure stated that a special committee of its board of directors determined, on behalf of Pure's board of directors, that the offer was inadequate and not in the best interests of Pure's stockholders, other than us and our affiliates, and that, accordingly, the special committee recommends, on behalf of Pure's board of directors, that Pure stockholders reject the offer and not tender their shares in the offer. Pure also stated that Jack Hightower, Pure's Chairman of the Board, Chief Executive Officer and President, and Pure's other executive officers have told Pure that they will not tender their shares in the offer.

        The offer is scheduled to remain open until October 2, 2002, unless we extend it.

Hydrocarbon Sheen Reported near Ranggas 6 Well Location in Makassar Strait, Indonesia

        On September 25, 2002, we announced we have mobilized resources to address a thin hydrocarbon sheen near a deepwater well site off the coast of East Kalimantan in Indonesia. A survey by a remotely operated vehicle shows hydrocarbon seepage from the plugged casing of the Ranggas 6 appraisal well, approximately 46 miles offshore. We have reported the incident to Indonesian regulatory authorities and have activated our emergency response team. We are working to determine the best strategy for containing the hydrocarbons and managing any potential impacts.

Additional Reserves of $35 Million to be Established for Environmental Remediation at Sites in the United States

        On September 27, 2002, we announced that we anticipate that our third quarter 2002 reported net earnings will include a provision of approximately $35 million pretax ($22 million after tax), or 9 cents per share (diluted), for additional reserves for environmental remediation. Substantially all of the anticipated provision, which results from our regular quarterly review of remediation obligations, relates to closed facilities and sites previously sold with retained responsibilities. Most of the $35 million was included in our reported June 30, 2002 estimate of possible additional remediation costs. We have reduced our estimate of third quarter 2002 reported net earnings from the upper end of a range of 45 to 55 cents per share (diluted) to the upper end of a range of 35 to 45 cents per share (diluted). The full-year expected range of reported net earnings remains unchanged at $1.60 to $1.80 per share (diluted).

The Offering

        The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Notes" section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

Issuer	Union Oil Company of California
Guarantor	The notes will be fully guaranteed, on a senior basis, by Unocal Corporation.
Securities Offered	$ initial principal amount of % Notes due 2012.
Maturity Date	October , 2012.
Interest Payment Dates	Each April 1 and October 1, beginning on April 1, 2003.
Ranking	The notes will be unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness.
Optional Redemption	We may redeem some or all of the notes at any time at the redemption prices described in "Description of Notes—Optional Redemption".
Covenants
The indenture governing the notes contains covenants that limit our ability and that of Unocal Corporation to create liens on our property or assets to secure certain indebtedness without also securing the notes, to engage in sale and leaseback transactions, to consolidate with or merge into any other corporation, or to transfer substantially all of either party's properties. See "Description of the Debt Securities—Certain Covenants of Unocal" in the accompanying prospectus.
Use of Proceeds
The net proceeds from the sale of the notes, after deducting fees and costs, or approximately $ million, are expected to be used to repay outstanding commercial paper borrowings. See "Use of Proceeds."

Historical Condensed Consolidated
Selected Financial Information

        The following historical condensed consolidated financial information of Unocal and its subsidiaries, including Union Oil, for the six months ended June 30, 2002 and 2001 and the five years ended December 31, 2001 has been derived from and is qualified in its entirety by the detailed consolidated financial statements included in the documents incorporated by reference. See "Available Information" on page 2 of the prospectus. You should read the following financial information in conjunction with those detailed financial statements and related notes.

Selected Financial Information of Unocal
(In millions of dollars except for operating, per share and share data)

	As of and for the six months ended June 30,		As of and for the year ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)
Consolidated Income Statement Data
Revenues
Crude oil, condensate and natural gas liquids	$1,039	$1,703	$3,053	$5,872	$3,584	$2,274	$2,812
Natural gas	1,136	1,866	3,024	2,511	1,646	1,823	1,857
Geothermal steam	50	84	160	161	153	166	119
Petroleum products	48	133	203	286	209	32	13
Other	121	124	312	372	369	712	670

Total revenues from continuing operations	2,394	3,910	6,752	9,202	5,961	5,007	5,471
Net earnings	136	542	615	760	137	130	581
Per common share
Basic	0.55	2.23	2.52	3.13	0.57	0.54	2.34
Diluted	0.55	2.17	2.50	3.08	0.56	0.54	2.31
Weighted average common shares outstanding—thousands	244,423	243,339	243,568	242,863	242,167	241,332	248,190
Dividends declared per common share	0.40	0.40	0.80	0.80	0.80	0.80	0.80
Consolidated Statement of Cash Flows Data
Cash provided (used) by:
Operating activities	626	1244	2,125	1,668	1,026	1,003	1,133
Investing activities	(783)	(1,211)	(2,267)	(1,069)	(1,138)	(1,269)	462
Financing activities	128	272	97	(696)	206	166	(1,474)
Consolidated Balance Sheet Data
Total assets	10,793	10,718	10,425	10,010	8,967	7,952	7,530
Total debt and capital leases	3,119	2,959	2,906	2,506	2,854	2,558	2,170
Trust convertible preferred securities	522	522	522	522	522	522	522
Total stockholders' equity	3,210	3,155	3,124	2,719	2,184	2,202	2,314

Operating Data
Average daily production:
Crude oil, condensate and natural gas liquids—thousand barrels	171	164	170	160	168	189	183
Natural gas—million cubic feet	1,864	2,052	2,003	1,843	1,704	1,734	1,762
Average sales price (including hedging activities):
Liquids—per barrel	20.53	24.45	22.31	26.10	15.02	11.42	17.41
Natural gas—per million cubic feet	2.61	3.89	3.25	2.96	2.04	2.01	2.33
Production costs—per barrel equivalent	3.76	3.43	3.44	3.19	2.72	2.57	2.66
Proved reserves at year-end:
Crude oil, condensate and natural gas liquids—million barrels	n/a	n/a	693	572	523	499	494
Natural gas—billion cubic feet	n/a	n/a	6,749	6,039	6,118	5,675	6,046
Other Data
Capital expenditures	830	824	1,727	1,302	1,171	1,704	1,427
Major acquisitions	—	417	646	318	205	—	—

Ratios of Unocal and the Company
(unaudited)

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
Ratio of Earnings to Fixed Charges(1):
Unocal	2.8x	8.1x	5.2x	5.2x	1.9x	1.9x	3.2x
Company	3.2x	9.1x	5.9x	5.9x	2.1x	2.2x	3.6x

(1)
For purposes of this ratio, earnings consist of earnings from continuing operations (before discontinued operations, an extraordinary item (the early extinguishment of debt) and the cumulative effect of a change in an accounting principle) before taxes on income and fixed charges. Fixed charges consist of interest on indebtedness and capital lease obligations, distributions on convertible preferred securities, amortization of debt discount, debt premium and issuance expense and that portion of operating lease expense which is representative of the interest factor (assumed to be one-third).

RISK FACTORS

        In deciding whether to purchase the notes, you should read carefully this prospectus supplement and the accompanying prospectus and the documents which we incorporate by reference. You should also carefully consider the following factors:

Risks Related to the Notes

Servicing Our Indebtedness Will Require a Significant Amount of Cash and Our Ability to Generate Sufficient Cash Depends on Many Factors, Some of Which Are Beyond Our Control.

        As of June 30, 2002, we had total consolidated indebtedness outstanding, including capital leases, of approximately $3.12 billion and stockholders' equity of approximately $3.21 billion. Our ability to make payments on our indebtedness, including the notes, and to fund planned capital expenditures and other business needs depends on our ability to generate cash flow or raise additional capital in the future. There can be no assurances that our business will generate cash flow from operations in an amount sufficient for these needs and they therefore may require additional borrowings or equity issuances. If we are unable to access sufficient capital on commercially reasonable terms, it could have a material adverse effect on our financial condition, results of operations and ability to satisfy our obligations under the notes.

        In addition, the notes do not restrict our ability to borrow additional funds in the future nor is there an adjustment of the terms of the notes if we are involved in a highly leveraged or similar transaction in the future. An increase in our indebtedness could increase the related risks that we face.

We Cannot Assure You That an Active Trading Market Will Develop for the Notes.

        There is no established trading market for the notes and we cannot assure you that a market for the notes will develop in the future. If such a market were to develop, the notes could trade at prices that are higher or lower than the initial offering prices depending on many factors, including the number of holders of the notes, the overall market for similar securities, our financial performance and prospects and prospects for companies in our industry generally. The underwriters have informed us that they intend to make a market in the notes. However, the underwriters are not obligated to do so, and may cease market-making activities at any time without notice. As a result, you cannot be sure that an active trading market will develop for the notes. We do not intend to apply (and are not obligated to apply) for listing of the notes on any securities exchange or any automated quotation system.

Risks Related to Our Business

        Our business activities are subject to hazards and risks. The following is a summary of the material risks relating to our business activities. If any of the events described below occurs, our business, financial condition and/or results of operations could be materially harmed.

Our Profitability Is Highly Dependent On the Prices of Crude Oil, Natural Gas and Natural Gas Liquids, Which Have Historically Been Very Volatile.

        Our revenues, profitability, cash flow and future rate of growth are highly dependent on the prices of crude oil, natural gas and natural gas liquids, which are affected by numerous factors beyond our control. Oil and gas liquids and gas prices historically have been very volatile. For example, our lower 48 U.S. gas prices declined significantly in 2001 from the very high levels reached in the second half of 2000 and early 2001. A significant downward trend in commodity prices, comparable to the commodity prices experienced in 1998, would have a material adverse effect on our revenues, profitability and cash flow and could result in a reduction in the carrying value of our oil and gas properties and the amounts of our proved oil and gas reserves.

Our Hedging and Speculating Activities May Prevent Us From Benefiting From Price Increases and May Expose Us to Other Risks.

        To the extent that we engage in hedging activities to endeavor to protect ourselves from price volatility, we may be prevented from realizing the benefits of price increases above the levels of the hedges. In addition, we engage in speculative trading in hydrocarbon commodities and derivative instruments in connection with our risk management activities, which subjects us to additional risk.

Our Drilling Activities May Not Be Productive.

        Drilling for oil and gas involves numerous risks, including the risk that we will not encounter commercially productive oil or gas reservoirs. The costs of drilling, completing and operating wells are often uncertain and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

  •
  Unexpected drilling conditions;

  •
  Pressure or irregularities in formations;

  •
  Equipment failures or accidents;

  •
  Fires, explosions, blow-outs and surface cratering;

  •
  Marine risks such as capsizing, collisions and hurricanes;

  •
  Adverse weather conditions; and

  •
  Shortages or delays in the delivery of equipment.

Our future drilling activities may not be successful and, if unsuccessful, this failure could have an adverse effect on our future results of operations and financial condition. While all drilling, whether developmental or exploratory, involves these risks, exploratory drilling involves greater risks of dry holes or failure to find commercial quantities of hydrocarbons. Because of the percentage of our capital budget devoted to higher risk exploratory projects, it is likely that we will continue to experience significant exploration and dry hole expenses.

        As part of our strategy, we explore for oil and gas offshore, sometimes in deep water and/or at deep drilling depths, where operations are more difficult and costly than on land or than at shallower depths and in shallower waters. Deepwater operations may require a significant amount of time between a discovery and the time that we can produce and market the oil or gas, increasing both the financial and operational risk involved with these activities.

We May Not Be Insured Against All of the Operating Risks to Which Our Business Is Exposed.

        Our business is subject to all of the operating risks normally associated with the exploration for and production of oil and gas, including blowouts, cratering and fire, any of which could result in damage to, or destruction of, oil and gas wells or formations or production facilities and other property and injury to persons. As protection against financial loss resulting from these operating hazards, we maintain insurance coverage, including certain physical damage, comprehensive general liability and worker's compensation insurance. However, we are not fully insured against all risks in our business. The occurrence of a significant event against which we are not fully insured could have a material adverse effect on our results of operations and possibly on our financial position.

Material Differences between Estimated and Actual Timing of Critical Events May Affect Completion of and Commencement of Production from Development Projects.

        We are involved in several large development projects, principally offshore. Key factors that may affect the timing and outcome of such projects include: project approvals by joint venture partners; timely issuance of permits and licenses by governmental agencies; manufacturing and delivery schedules of critical equipment, such as offshore platforms, and commercial arrangements for pipelines and related equipment to transport and market hydrocarbons. Delays and differences between estimated and actual timing of critical events may affect the completion of and commencement of production from projects.

Our Oil and Gas Reserve Data and Future Net Revenue Estimates Are Uncertain.

        Estimates of reserves by necessity are projections based on engineering data, the projection of future rates of production and the timing of future expenditures. We base the estimates of our proved oil and gas reserves and projected future net revenues on reserve reports we prepare. The process of estimating oil and gas reserves requires substantial judgment on the part of the petroleum engineers, resulting in imprecise determinations, particularly with respect to new discoveries. Different reserve engineers may make different estimates of reserve quantities and revenues attributable to those reserves based on the same data. Future performance that deviates significantly from reserve reports could have a material adverse effect on our business and prospects, as well as on the amounts and carrying values of such reserves.

        Fluctuations in the prices of oil and natural gas have the effect of significantly altering reserve estimates, because the economic projections inherent in the estimates may reduce or increase the quantities of recoverable reserves. We may not realize the prices our reserve estimates reflect or produce the estimated volumes during the periods those estimates reflect. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates.

        Any downward revision in our estimated quantities of reserves or of the carrying values of our reserves could have adverse consequences on our financial results, such as increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and stockholders' equity.

If We Fail to Find or Acquire Additional Reserves, Our Reserves and Production Will Decline Materially From Their Current Levels.

        The rate of production from oil and gas properties generally declines as reserves are depleted. Except to the extent we conduct successful exploration and development activities or, through engineering studies, identify additional productive zones or secondary recovery reserves, and/or acquire additional properties containing proved reserves, our proved reserves will decline materially as oil and gas is produced. Future oil and gas production is, therefore, highly dependent on our level of success in finding or acquiring additional reserves.

Our Growth Depends Significantly On Our Ability to Acquire Oil and Gas Properties On a Profitable Basis.

        Acquisitions of producing oil and gas properties have been a key element of maintaining and growing our reserves and production in recent years, particularly in North America. The success of any acquisition will depend on a number of factors, including the ability to estimate accurately the recoverable volumes of reserves, rates of future production and future net revenues attainable from reserves and to assess future abandonment and possible future environmental liabilities.

        There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and actual future production rates and associated costs and potential liabilities with respect to acquired properties. Actual results may vary substantially from those assumed in the estimates.

Domestic Governmental Risks May Impact Operations.

        Our domestic operations have been, and at times in the future may be, affected by political developments and by federal, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price controls and environmental protection regulations.

Global Political and Economic Developments May Impact Operations.

        Political and economic factors in international markets may have a material adverse effect on our operations. On an equivalent-barrel basis, approximately one-half of our oil and gas production in 2001 was outside the United States, and approximately two-thirds of our proved oil and gas reserves at December 31, 2001, were located outside of the United States. All of our geothermal operations and reserves are located outside the United States.

        There are many risks associated with operations in international markets, including changes in foreign governmental policies relating to crude oil, natural gas liquids, natural gas, and geothermal steam pricing and taxation, other political, economic or diplomatic developments, changing political conditions and international monetary fluctuations. These risks include:

  •
  Political and economic instability or war;

  •
  The possibility that a foreign government may seize our property with or without compensation;

  •
  Confiscatory taxation;

  •
  Litigation arising from our foreign investments or operations;

  •
  A foreign government attempting to renegotiate or revoke existing contractual arrangements;

  •
  Fluctuating currency values and currency controls; and

  •
  Constrained natural gas markets dependent on demand in a single or limited geographical area.

Actions of the United States government through tax and other legislation, executive order and commercial restrictions can adversely affect our operating profitability overseas, as well as in the United States. The United States government can prevent or restrict us from doing business in foreign countries. These restrictions and those of foreign governments have in the past limited our ability to operate in or gain access to opportunities in various countries. Various agencies of the United States and other governments have from time to time imposed restrictions on our ability to operate in or gain attractive opportunities in various countries. Actions by both the United States and host governments have affected operations significantly in the past and will continue to do so in the future.

The Oil and Gas Exploration and Production Industry is Very Competitive, and Many of Our Exploration and Production Competitors Have Greater Financial and/or Other Resources Than We Do.

        Strong competition exists in all sectors of the oil and gas exploration and production industry and, in particular, in the exploration and development of new reserves. We compete with major integrated and other independent oil and gas companies for the acquisition of oil and gas leases and other properties, for the equipment and labor required to develop and operate those properties and the marketing of oil and natural gas production. Many of our competitors have financial and other resources substantially greater than those available to us. As a consequence, we may be at a competitive disadvantage in bidding for drilling rights. In addition, many of our larger competitors may have a competitive advantage when responding to factors that affect the demand for oil and natural gas production, such as changes in worldwide prices and levels of production, the cost and availability of alternative fuels and the application of government regulations. We also compete in attracting and retaining personnel, including geologists, geophysicists, engineers and other specialists.

Environmental Compliance and Remediation Have Resulted In and Could Continue to Result in Increased Operating Costs and Capital Requirements.

        Our operations are subject to numerous laws and regulations relating to the protection of the environment. We have incurred, and will continue to incur, substantial operating, maintenance, remediation and capital expenditures as a result of these laws and regulations. Our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination may require us to make material expenditures or subject us to liabilities beyond what we currently anticipate. In addition, any failure by us to comply with existing or future laws could result in civil or criminal fines and other enforcement action against us.

        Our past and present operations and those of companies we have acquired expose us to civil claims by third parties for alleged liability resulting from contamination of the environment or personal injuries caused by releases of hazardous substances.

        For example:

  •
  We are investigating or remediating contamination at a large number of formerly and currently owned and/or operated sites; and

  •
  We have been identified as a potentially responsible party at several Superfund and other multi-party sites where we or our predecessors are alleged to have disposed of wastes in the past.

        Environmental laws are subject to frequent change and many of them have become more stringent. In some cases, they can impose liability for the entire cost of cleanup on any responsible party without regard to negligence or fault and impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them.

        It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental and legal matters and other contingencies because:

  •
  Some sites are in the early stages of investigation, and other sites may be identified in the future;

  •
  Cleanup requirements are difficult to predict at sites where remedial investigations have not been completed or final decisions have not been made regarding cleanup requirements, technologies or other factors that bear on cleanup costs;

  •
  Environmental laws frequently impose joint and several liability on all potentially responsible parties, and it can be difficult to determine the number and financial condition of other potentially responsible parties and their share of responsibility for cleanup costs;

  •
  Environmental laws and regulations are continually changing, and court proceedings are inherently uncertain; and

  •
  Some legal matters are in the early stages of investigation or proceeding or their outcomes otherwise may be difficult to predict, and other legal matters may be identified in the future.

Although our management believes that it has established appropriate reserves for cleanup costs, due to these uncertainties we could be required to provide significant additional reserves in the future, which would adversely affect our results of operations and possibly our financial position. More detailed information with respect to the matters discussed above is set forth under the caption

"Environmental Regulations" in our amended 2001 Annual Report on Form 10-K/A, which is incorporated by reference.

Our Debt level May Limit Our Financial Flexibility.

        As of June 30, 2002, our balance sheet showed that we had approximately $3.12 billion of total debt outstanding. In addition, Unocal Capital Trust, or Trust, a consolidated finance subsidiary, has $522 million of convertible preferred securities outstanding, which represent beneficial interests in a like amount of subordinated debt issued to the Trust by Unocal. We may also incur additional debt in the future, including in connection with acquisitions, recapitalizations and refinancings. The level of our debt could have several important effects on our future operations, including, among others:

  •
  A significant portion of our cash flow from operations will be applied to the payment of principal and interest on the debt and will not be available for other purposes;

  •
  Credit rating agencies have changed, and may continue to change, their ratings of our debt and other obligations as a result of changes in our debt level, financial condition, earnings and cash flow, which in turn impacts the costs, terms and conditions and availability of financing;

  •
  Covenants contained in our existing and future debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

  •
  Our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited or burdened by increased costs or more restrictive covenants;

  •
  We may be at a competitive disadvantage to similar companies that have less debt; and

  •
  Our vulnerability to adverse economic and industry conditions may increase.

A Change of Control of Unocal Could Result in the Acceleration of Our Outstanding Bank Borrowings and Trigger Various Change-of-Control Provisions Included In Employee and Director Plans and Agreements.

        Two of our bank credit facilities, under which we can borrow an aggregate of up to $1,000,000,000, provide for the termination of their loan commitments and require the prepayment of all outstanding borrowings under the facilities in the event that (1) any person or group becomes the beneficial owner of more than 30 percent of our then outstanding voting stock other than in a transaction having the approval of our board of directors, at least a majority of which are continuing directors, or (2) if continuing directors shall cease to constitute at least a majority of the board. If this situation were to occur, we would likely be required to refinance the outstanding indebtedness under these credit facilities. There can be no assurance that we would be able to refinance this indebtedness or, if a refinancing were to occur, that the refinancing would be on terms favorable to us.

        Under various employee and director plans and agreements, in the event of a change in control, restricted stock would become unrestricted, unvested options and phantom units would vest, performance shares, performance bonus awards and incentive compensation would be paid out, and directors' units would be paid out if the director has so elected. We have also entered into employment agreements and other agreements with certain of our employees containing change-of-control provisions.

        We have adopted an enhanced severance program for approximately 2,800 U.S. payroll employees not represented by collective bargaining agreements and a limited number of international employees in the event they lose their jobs through a change of control.

USE OF PROCEEDS

        The net proceeds from the offering of the notes, after deducting fees and costs, or $    million, are expected to be used to repay outstanding commercial paper borrowings.

CAPITALIZATION

        The following table sets forth Unocal's consolidated capitalization as of June 30, 2002, and as adjusted to give effect to the issuance and sale of the notes and the application of the net proceeds from such sale to repay a portion of our outstanding commercial paper borrowings. Prior to such use, the net proceeds will be invested in short-term securities and used for general corporate purposes. You should read this table in conjunction with the selected consolidated financial information presented elsewhere in this prospectus supplement, as well as with Unocal's consolidated financial statements and related notes and management's discussion and analysis of financial condition and results of operations, which are incorporated by reference.

	June 30, 2002
	Actual	As Adjusted
	(Dollar amounts in millions) (unaudited)
Debt:
Current portion of long-term debt and capital lease obligations	$8	$
Commercial paper obligations	440
Other long-term debt and capital lease obligations	2,671
Notes offered hereby	—

Total debt	3,119
Minority Interests(1)	430		430
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust holding solely 6 1/4% convertible junior subordinated debentures of Unocal	522		522
Stockholders' Equity:
Common stock, $1 par value; Authorized—750,000,000 shares; Outstanding—244,660,016 shares	255		255
Capital in excess of par value	573		573
Unearned portion of restricted stock issued	(26)		(26)
Retained earnings	2,926		2,926
Accumulated other comprehensive income	(66)		(66)
Notes receivable—key employees	(41)		(41)
Treasury stock—at cost—10,622,778 shares	(411)		(411)

Total stockholder's equity	3,210		3,210

Total capitalization	$7,281	$

(1)
Includes $253 million relating to Spirit Energy 76 Development, L.P., $161 million attributable to Pure Resources, Inc., and $16 million in other minority interests. See Note 21 to the consolidated financial statements in Unocal's amended 2001 Annual Report on Form 10-K/A for more information relating to minority interests.

DESCRIPTION OF NOTES

        The following description of the particular terms of the notes (referred to in the accompanying prospectus as the "Offered Debt Securities") supplements and, to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Offered Debt Securities in the accompanying prospectus. The following summary of the notes is qualified in its entirety by reference to the Senior Indenture referred to in the accompanying prospectus. Capitalized terms used and not otherwise defined in the following discussion or in the accompanying prospectus have the meanings given to them in the Senior Indenture. Please refer to the accompanying prospectus for a detailed summary of additional provisions of the notes and the Senior Indenture under which the notes will be issued.

General

        The notes offered by this prospectus supplement constitute a series of senior debt securities under the Senior Indenture described in the accompanying prospectus limited in aggregate principal amount to $                        .

        The notes will mature on October    , 2012 (the "Maturity Date"). The notes will bear interest at the rate shown in their title on the cover page of this prospectus supplement from October    , 2002 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on April 1 and October 1 of each year (each, an "Interest Payment Date"), commencing April 1, 2003, to the persons in whose names the notes are registered at the close of business on the March 15 or September 15, as the case may be, next preceding such Interest Payment Date. The notes are not entitled to the benefit of any sinking fund. The notes will be sold in denominations of $1,000 and integral multiples of $1,000.

        Unocal will unconditionally guarantee the notes as to the payment of principal, interest and premium, if any. References to payments of principal in this prospectus supplement shall include payments of premium, if any.

        The covenant provisions of the Senior Indenture described under the caption "Description of the Debt Securities—Certain Covenants of Unocal" in the accompanying prospectus will apply to the notes. The defeasance and covenant defeasance provisions of the Senior Indenture described under the caption "Description of the Debt Securities—Defeasance" in the accompanying prospectus will apply to the notes.

Optional Redemption

        The notes will be redeemable, in whole or in part, at any time ("Redemption Date"), and at our option, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed; or

  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including interest accrued to such Redemption Date) discounted to such Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus [    ] basis points;

plus, accrued and unpaid interest on the principal amount being redeemed to such Redemption Date (the "Redemption Price"). Installments of interest on notes that are due and payable on an Interest Payment Date falling on or prior to the relevant Redemption Date shall be payable to the holders of such notes who are registered as holders at the close of business on the relevant Regular Record Date according to the terms of the notes and the provisions of the Senior Indenture.

        "Treasury Rate" means with respect to the Redemption Date for the notes:

  •
  the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Maturity Date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month); or

  •
  if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

        The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

        "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Independent Investment Banker" means either Salomon Smith Barney Inc. or J.P. Morgan Securities Inc. or, if neither such firm is willing or able to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Senior Trustee after consultation with us.

        "Comparable Treasury Price" means, with respect to any Redemption Date:

  •
  the average of six Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or

  •
  if the Senior Trustee obtains fewer than six such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

        "Reference Treasury Dealer" means:

  •
  each of J.P. Morgan Securities Inc. and Salomon Smith Barney Inc., and their respective successors; provided that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

  •
  any other Primary Treasury Dealer selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Senior Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Senior Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

        We will mail notice of any redemption at least 30 days but not more than 60 days before any Redemption Date to each holder of notes to be redeemed. If we elect to partially redeem the notes, the Senior Trustee will select, in a fair and appropriate manner, the notes to be redeemed.

        Unless we default in payment of the Redemption Price, on and after any Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption.

Book-Entry, Delivery and Form

        We have obtained the information in this section concerning DTC, Clearstream, Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

        The notes will be issued as fully-registered global notes which will be deposited on October     , 2002, with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as "DTC," and registered, at the request of DTC, in the name of Cede & Co. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in DTC. Investors may elect to hold their interests in the global notes through either DTC (in the United States) or (in Europe) through Clearstream Banking S.A., or "Clearstream," formerly Cedelbank, or through Euroclear Bank S.A./N.V., as operator of the Euroclear System, or "Euroclear." Investors may hold their interests in the global notes directly if they are participants of such systems, or indirectly through organizations that are participants in these systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold these interests in customers' securities accounts in the depositaries' names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream and JPMorgan Chase Bank will act as depositary for Euroclear. We will refer to Citibank and JPMorgan Chase Bank in these capacities as the "U.S. Depositaries." Beneficial interests in the global notes will be held in denominations of $1,000 and integral multiples of $1,000. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        Notes represented by a global note can be exchanged for definitive notes in registered form only if:

  •
  DTC notifies us that it is unwilling or unable to continue as depositary for that global note and we do not appoint a successor depositary within 90 days after receiving that notice;

  •
  at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor depositary within 90 days after becoming aware that DTC has ceased to be registered as a clearing agency;

  •
  we in our sole discretion determine that that global note will be exchangeable for definitive notes in registered form and notify the trustee of our decision; or

  •
  an event of default with respect to the notes represented by that global note has occurred and is continuing.

A global note that can be exchanged as described in the preceding sentence will be exchanged for definitive notes issued in denominations of $1,000 and multiples of $1,000 in registered form for the same aggregate amount. The definitive notes will be registered in the names of the owners of the beneficial interests in the global note as directed by DTC.

        We will make principal and interest payments on all notes represented by a global note to the paying agent which in turn will make payment to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented by a global note for all purposes under the indenture. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

  •
  any aspect of DTC's records relating to, or payments made on account of, beneficial ownership interests in a note represented by a global note;

  •
  any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in a global note held through those participants; or

  •
  the maintenance, supervision or review of any of DTC's records relating to those beneficial ownership interests.

        DTC has advised us that its current practice is to credit participants' accounts on each payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on DTC's records, upon DTC's receipt of funds and corresponding detail information. The underwriter will initially designate the accounts to be credited. Payments by participants to owners of beneficial interests in a global note will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in "street name," and will be the sole responsibility of those participants. Book-entry notes may be more difficult to pledge because of the lack of a physical note.

        If we redeem less than all of the global notes, we have been advised that it is DTC's practice to determine by lot the amount of the interest of each of the participants in the global notes to be redeemed.

  DTC

        So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the notes represented by that global note for all purposes of the notes. Owners of beneficial interests in the notes will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered owners or holders of notes under the indenture. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if that person is not a DTC participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder of notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in a global note. Beneficial owners may experience delays in receiving distributions on their notes since distributions will initially be made to DTC and must then be transferred through the chain of intermediaries to the beneficial owner's account.

        We understand that, under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global note desires to take any action which a holder is entitled to take under the indenture, then DTC would authorize the participants holding the relevant beneficial interests to take that action and those participants would authorize the beneficial owners owning through such participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

        Beneficial interests in a global note will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants or that global note. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the notes will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

        DTC has advised us that it is a limited-purpose trust company organized under the New York banking law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Securities Exchange Act of 1934.

        DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of its participants. The electronic book-entry system eliminates the need for physical certificates. DTC's participants include securities brokers and dealers, including the underwriter, banks, trust companies, clearing corporations and certain other organizations, some of which, and/or their representatives, own DTC. Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC's book-entry system. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

        DTC has advised us that the above information with respect to DIC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

  Clearstream

        Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, or "Clearstream Participants," and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriter. Clearstream's U.S. Participants are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

        Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

  Euroclear

        Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear, or "Euroclear Participants," and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear performs various other services, including securities lending and borrowing and interacts with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., or the "Euroclear Operator," under contract with Euroclear Clearance Systems plc, a Belgian corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not Euroclear Clearance Systems. Euroclear Clearance Systems establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriter. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

        The Euroclear Operator is a Belgian bank. As such it is regulated by the Belgian Banking and Finance Commission.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, which we will refer to in this prospectus supplement as the "Terms and Conditions." The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

        Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

        Euroclear has further advised us that investors that acquire, hold and transfer interests in the notes by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global notes.

Global Clearance and Settlement Procedures

        Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

        Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving notes through DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DIC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

        Because of time-zone differences, credits of notes received through Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear Participants or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream Participant or a Euroclear Participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

        Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither we nor the paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.

        The information contained in this prospectus supplement under the caption "Description of the Notes—Book-Entry System" concerning the Depositary and the Depositary's book-entry system has been obtained from sources that we believe to be reliable. Neither we, Unocal nor the Senior Trustee, the underwriters, dealers or agents take responsibility for the accuracy or completeness thereof.

Senior Trustee

        The Senior Trustee under the Senior Indenture is J.P. Morgan Trust Company, National Association. The Senior Trustee is an indirect affiliate of J. P. Morgan Securities Inc., one of the joint bookrunning managers of this offering and one of the representatives of the underwriters. See "Underwriting" on page S-28. The Senior Trustee is also an indirect affiliate of JPMorgan Chase Bank, which is the Administrative Agent for, and one of the principal lending banks under, our two bank revolving credit agreements. The preceding information supersedes the information set forth on page 18 of the accompanying prospectus in the second paragraph under the caption "The Trustees".

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

        The following discussion summarizes certain of the U.S. federal tax consequences of the purchase, beneficial ownership and disposition of notes.

        This summary is based on the Internal Revenue Code of 1986, or the "Code," regulations issued under the Code, judicial authority and administrative rulings and practice, all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal tax consequences described in this prospectus supplement. This summary addresses only tax consequences to investors that purchase the notes at initial issuance, and own the notes as capital assets and not as part of a "straddle" or a "conversion transaction" for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as insurance companies, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, securities dealers, expatriates or persons whose functional currency for tax purposes is not the U.S. dollar). We will not seek a ruling from the Internal Revenue Service, or the IRS with respect to any matters discussed in this section, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below. When we use the term "holder" in this section, we are referring to a beneficial holder of the notes and not the record holder. Persons considering the purchase of the notes should consult their own tax advisors concerning the application of U.S. federal tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

Federal Income Tax Consequences to U.S. Holders

        The following is a general discussion of certain U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of the notes by a holder that is a United States person, or a "U.S. Holder." For purposes of this discussion, a United States person means:

  •
  a citizen or resident of the United States;

  •
  a corporation, partnership or other business entity created or organized in or under the laws of the United States or any State or political subdivision thereof or therein (including the District of Columbia);

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996, and were treated as domestic trusts on that date.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

  Treatment of Interest

        Stated interest on the notes will be taxable to a U.S. Holder as ordinary income as the interest accrues or is paid (in accordance with the U.S. Holder's method of tax accounting).

  Treatment of Dispositions of Notes

        Upon the sale, exchange, retirement or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued and unpaid interest, which will be taxable as such) and the U.S. Holder's tax basis in the note. A U.S. Holder's tax basis in a notes will be, in general, the cost of the note to the U.S. Holder. Gain or loss realized on the sale, exchange or retirement of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the note has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. Holder is generally subject to a maximum U.S. federal rate of 20%.

Federal Tax Consequences to Non-U.S. Holders

        The following is a general discussion of the U.S. federal income and estate tax consequences of the purchase, beneficial ownership and disposition of the notes by a holder that is not a United States person, or a "Non-U.S. Holder." For purposes of the following discussion, any interest income and any gain realized on the sale, exchange or other disposition of the notes will be considered "U.S. trade or business income" if such interest income or gain is (i) effectively connected with the conduct of a trade or business in the United States, or (ii) in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States.

  Treatment of Interest

        A Non-U.S. Holder will not be subject to U.S. federal income or withholding tax in respect of interest income on the notes if each of the following requirement is satisfied:

  •
  The interest is not U.S. trade or business income

  •
  The Non-U.S. Holder provides to us at our paying agent an appropriate statement on an IRS Form W-8BEN (or suitable substitute form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a United States person. If a note is held through a securities clearing organization, bank or another financial institution that holds customers' securities in the ordinary course of its trade or business, this requirement is satisfied if (i) the Non-U.S. Holder provides such a form to the organization or institution, and (ii) the organization or institution, under penalties of perjury, certifies to us that it has received such a form from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy.

  •
  The Non-U.S. Holder does not actually or constructively own 10% or more of the voting power of our stock.

  •
  The Non-U.S. Holder is not a "controlled foreign corporation" that is actually or constructively related to us.

        To the extent these conditions are not met, a 30% withholding tax will apply to interest income on the notes, unless one of the following two exceptions is satisfied. The first exception is that an applicable income tax treaty reduces or eliminates such tax, and a Non-U.S. Holder claiming the benefit of that treaty provides to us or our paying agent a properly executed IRS Form W-8BEN (or substitute form). The second exception is that the interest is U.S. trade or business income and the Non-U.S. Holder provides an appropriate statement to that effect on an IRS Form W-8ECI (or substitute form). In the case of the second exception, such Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all income from the notes in the same manner as U.S. Holders, as described above. Additionally, in such event, Non-U.S. Holders that are corporations could be subject to a branch profits tax on such income. Special procedures contained in Treasury regulations may apply to partnerships, trusts and intermediaries. We urge Non-U.S. Holders to consult their own tax advisors for information on the impact of these withholding regulations.

  Treatment of Dispositions of Notes

        Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange, retirement or other disposition of a note unless:

  •
  such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met, or

  •
  the gain is U.S. trade or business income.

  Treatment of Notes for U.S. Federal Estate Tax Purposes

        A note held, or treated as held, by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. Federal estate tax, provided the Non-U.S. Holder does not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock and payments of interest on such notes would not have been considered U.S. trade or business income.

U.S. Information Reporting Requirements and Backup Withholding Tax

        When required, we will report to the holders of the notes and the IRS amounts paid on or with respect to the notes and the amount of any tax withheld from such payments.

        Certain non-corporate U.S. Holders may be subject to backup withholding at a rate equal to the fourth lowest rate of income tax applicable to unmarried individuals on payments made on or with respect to the notes. This rate is currently 30%. In general, backup withholding will apply to a U.S. Holder only if the U.S. Holder:

  •
  fails to furnish its Taxpayer Identification Number, or TIN, which for an individual would be his or her Social Security Number;

  •
  furnishes an incorrect TIN;

  •
  is notified by the IRS that it has failed to property report payments of interest and dividends; or

  •
  under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

A U.S. Holder will be eligible for an exemption from withholding by providing a properly completed IRS Form W-9 (or substitute form) to us or our paying agent.

        A Non-U.S. Holder that provides an IRS Form W-8BEN (or substitute form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating that the Non-U.S. Holder is not a United States person, will not be subject to IRS reporting requirements and U.S. backup withholding provided that neither we nor our paying agent has actual knowledge that the holder is a United States person or otherwise does not satisfy the requirements of an exemption.

        Information reporting and backup withholding requirements with respect to the payment of the proceeds from the disposition of a note by a Non-U.S. Holder are as follows:

  •
  If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to information reporting and backup withholding at the rate described above. However, no such reporting and withholding is required if: (i) the holder either certifies as to its status as a Non-U.S. Holder under penalties of perjury on an IRS form W-8BEN (or substitute form) or otherwise establishes an exemption, and (ii) the broker does not have actual knowledge to the contrary.

  •
  If the proceeds are paid to or through a foreign office of a broker that is not a United States person or a "U.S. related person," as defined below, they will not be subject to backup withholding or information reporting.

  •
  If the proceeds are paid to or through a foreign office of a broker that is either a United States person or a "U.S. related person," they generally will be subject to information reporting. However, no such reporting is required if (i) the holder certifies as to its status as a Non-U.S. Holder under penalties of perjury or the broker has certain documentary evidence in its files as to the Non-U.S. Holder's foreign status, and (ii) the broker has no actual knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a United States person or U.S. related person, absent actual knowledge that the payee is a United States person.

        For purposes of this paragraph, a "U.S. related person" is:

  •
  a "controlled foreign corporation" for U.S. federal income tax purposes;

  •
  a foreign person 50% or more of whose gross income during a specified three-year period is effectively connected with the conduct of a U.S. trade or business; or

  •
  a foreign partnership if one or more of its partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interest of the partnership or if the partnership is engaged in the conduct of U.S. trade or business.

        Backup withholding is not an additional tax and may be refunded or credited against the holder's U.S. federal income tax liability, provided that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required. Copies of the information returns reporting such interest and withholding may be made available to the tax authorities in foreign countries under the provisions of a tax treaty or agreement.

        The federal tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

UNDERWRITING

        Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. are acting as joint bookrunning managers of the offering and as representatives of the underwriters named below.

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of Notes
J.P. Morgan Securities Inc.	$
Salomon Smith Barney Inc.
ABN Amro Incorporated
BNP Paribas Securities Corp.
Mizuho International plc
Banca IMI S.p.A—Milano
Daiwa Securities SMBC Europe Limited
Deutsche Bank Securities Inc.
ING Financial Markets LLC
Royal Bank of Scotland plc
TD Securities (USA) Inc.
Australia and New Zealand Banking Group Limited
Credit Suisse First Boston Corporation
BNY Capital Markets, Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
SG Cowen Securities Corporation
Total	$

        The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

        The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed    % of the principal amount of the notes. The underwriters may allow, and dealers may reallow a concession not to exceed    % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Union Oil
Per note		%

        In connection with the offering, Salomon Smith Barney and JP Morgan, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney or JP Morgan, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We expect that delivery of the notes will be made against payment for the notes on or about the closing date specified on the cover page of this prospectus supplement, which will be the [        ] business day following the date of pricing of the notes (this settlement cycle being referred to as "T+[    ]").

        We estimate that our total expenses of this offering will be $            .

        In the ordinary course of their businesses, the underwriters and their respective affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with us and our affiliates. They have received customary fees and commissions for these transactions. In addition, an affiliate of each of the underwriters is a lender under our two principal bank revolving credit agreements. J.P. Morgan Chase Bank, an indirect affiliate of J.P. Morgan Securities Inc., is the Administrative Agent and a principal lending bank under these agreements. J. P. Morgan Securities Inc. is also one of the Co-Advisors, Co-Arrangers and Joint Bookrunners under these agreements. ABN AMRO Bank N.V., which is an affiliate of ABN Amro Incorporated, one of the underwriters of this offering, is the Syndication Agent and the other Co-Advisor, Co-Arranger, Joint Bookrunner and one of the principal lending banks under these agreements.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        To the extent that any underwriter that is not a U.S. registered broker-dealer intends to effect sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with applicable laws and regulations.

        J.P. Morgan Securities Inc. ("JPMorgan") will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

LEGAL MATTERS

        Legal matters in connection with the issuance and sale of the securities offered hereby will be passed upon for Union Oil and Unocal by Dennis P.R. Codon, Esq., Senior Vice President, Chief Legal Officer and General Counsel of both Union Oil and Unocal, and for the underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Gibson, Dunn & Crutcher LLP represents us and certain of our subsidiaries in other legal matters. As of September 25, 2002, Mr. Codon owned beneficially 122,644 shares of Unocal common stock. He also held options to purchase 212,218 shares of such common stock at prices ranging from $32.8125 to $38.8125, with expiration dates ranging from 2006 to 2011. In addition, Mr. Codon held 19,500 performance share units, which could be paid out in up to 39,000 shares of common stock four years after their award dates, depending on the total return to Unocal stockholders.

EXPERTS

        The financial statements incorporated in the prospectus by reference to Unocal's amended Annual Report on Form 10-K/A for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

[LOGO]

$1,438,800,000

Union Oil Company of California

Debt Securities and Warrants to Purchase Debt Securities
With Payment of Principal, Interest and Premium, if any, Guaranteed by
Unocal Corporation

Unocal Corporation

Common Stock, Preferred Stock and Warrants to Purchase
Common Stock and Preferred Stock

        Union Oil Company of California (the "Company") intends to offer from time to time in one or more series debt securities consisting of unsecured debentures, notes or other evidences of indebtedness (the "Debt Securities"). At the option of the Company, the Debt Securities may be offered as Senior Debt Securities ("Senior Debt Securities") and as Subordinated Debt Securities ("Subordinated Debt Securities"). Unocal Corporation ("Unocal"), the parent company of the Company, will guarantee the payment of principal, interest and premium, if any, on the Debt Securities. The Company and Unocal may also offer from time to time warrants to purchase guaranteed Debt Securities ("Debt Warrants"), which may be issued independently or together with guaranteed Debt Securities. Unocal may offer from time to time Common Stock ("Unocal Common Stock"), Preferred Stock ("Unocal Preferred Stock") and warrants to purchase Unocal Common or Preferred Stock ("Equity Warrants"), which may be issued independently or together with Unocal Common Stock or Unocal Preferred Stock. Such Unocal Common Stock and Unocal Preferred Stock may also be issued upon conversion or exchange of Debt Securities and such Unocal Common Stock may be issued upon conversion of Unocal Preferred Stock. The Debt Securities, Debt Warrants, Unocal Common Stock, Unocal Preferred Stock and Equity Warrants are referred to collectively as the "Securities." No more than an aggregate of $1,438,800,000 public offering price of Securities, including the exercise price of Debt Warrants and Equity Warrants, may be sold pursuant to this Prospectus, subject to possible reduction as a result of the sale of other securities registered under the Registration Statement of which this Prospectus forms a part. The Securities may be sold for United States dollars, foreign currency or currency units.

        Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement, including, where applicable, (i) in the case of Debt Securities, the title, aggregate principal amount, authorized denominations, maturity, interest rate (which may be fixed or variable) and time of payment of interest, terms for redemption, terms for sinking fund payments, terms for conversion or exchange into other Securities, currency or currencies of denomination and payment (if other than U.S. dollars), listing on a securities exchange and any other terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is delivered, as well as the initial public offering price; (ii) in the case of Unocal Preferred Stock, the specific title, number of shares, dividend (including the method of calculation), seniority, liquidation, redemption, voting and other rights, terms for any conversion or exchange into other Securities, listing on a securities exchange, initial public offering price and any other terms; (iii) in the case of Unocal Common Stock, the number of shares and the terms of the offering thereof; and (iv) in the case of Debt Warrants and Equity Warrants, the designation and number, exercise price, any listing of the Debt Warrants, Equity Warrants or the underlying Securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Debt Warrants and Equity Warrants. Debt Securities of a series may be issued in registered form, in a form registered as to principal only, or in bearer form (with or without coupons attached), or any combination of such forms. In addition, all or a portion of the Debt Securities may be issued in temporary or definitive global form. Debt Securities in bearer form are offered only outside the United States to non- United States persons and to offices located outside the United States of certain United States financial institutions and other exempt persons. See "Limitations on the Issuance of Bearer Securities."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The Securities will be sold directly, through agents designated from time to time or through underwriters or dealers, which may be a group of underwriters. The Securities may also be exchanged for outstanding securities of the Company or Unocal or both and resold by the holder pursuant to this Prospectus in the over-the-counter market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale or at prices otherwise negotiated. The terms of any such exchange and the method of resale by the holder will be set forth in a Prospectus Supplement. If any agents of the Company or Unocal or any dealers or underwriters are involved in the sale of the Securities, the names of such agents, underwriters or dealers and any applicable commissions or discounts will be set forth in a Prospectus Supplement.

This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

The date of this Prospectus is September 25, 1998.

AVAILABLE INFORMATION

        Unocal is currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports (which contain summarized financial information regarding the Company), proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information concerning Unocal may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, 17th Floor, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Suite 518, Chicago, Illinois 60605-1070, and the Pacific Stock Exchange, 115 Sansome Street, 3rd Floor, San Francisco, California 94104.

        The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy statements, and other information concerning Unocal, which files electronically with the Commission.

        Unocal and the Company have filed registration statements on Form S-3 with the Commission (together with all amendments and exhibits, the "Registration Statements") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information included in the Registration Statements, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any document do not purport to be complete and, in each instance, are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statements or otherwise filed with the Commission. Each such statement is subject to and qualified in its entirety by such reference. Reference is made to such Registration Statements and to the exhibits relating thereto for further information with respect to Unocal, the Company and the securities offered hereby.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents have been filed by Unocal with the Commission and are incorporated herein by reference (Commission File No. 1-8483):

1.
Unocal's Annual Report on Form 10-K for the year ended December 31, 1997;

2.
Unocal's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1998; and

3.
Unocal's Current Reports on Form 8-K dated January 28, 1998, February 13, 1998, February 25, 1998, April 15, 1998, April 28, 1998, June 3, 1998, June 17, 1998 (as amended by Amendment No. 1 thereto on Form 8-K/A), July 14, 1998, July 28, 1998, August 17, 1998, August 24, 1998, and September 2, 1998.

        All documents filed by Unocal with the Commission pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

        Unocal will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Stockholder Services Department, Unocal Corporation, 2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245; telephone number (310) 726-7600.

USE OF PROCEEDS

        The proceeds received by the Company from the sale of the Debt Securities and Debt Warrants offered hereby, will be used by the Company and its affiliates for general corporate purposes. The proceeds received by Unocal from the sale of the Unocal Preferred Stock, Unocal Common Stock and Equity Warrants offered hereby will be used for general corporate purposes, which are expected to include contributions or loans to the Company and its affiliates.

THE COMPANY AND UNOCAL

        Unocal is a leading global resource and project development company, with major oil and gas exploration and production activities in Asia, the United States Gulf of Mexico and Latin America. Unocal is also the world's leading producer of geothermal energy; and a manufacturer and marketer of nitrogen-based fertilizers, petroleum coke, graphites and specialty minerals. Unocal conducts virtually all of its operations through the Company and the Company's subsidiaries. As of June 30, 1998, the Company had approximately $7.8 billion of assets.

        The Company was incorporated in California in 1890 and in 1983 became a wholly owned operating subsidiary of Unocal. As of June 30, 1998, the net assets of the Company represented approximately 100% of the net assets of Unocal, based on book value. The Company is a California corporation and Unocal is a Delaware corporation, each with its principal executive office at 2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245, and its telephone number at that address is (310) 726-7600.

HISTORICAL CONDENSED CONSOLIDATED
SELECTED FINANCIAL INFORMATION

        The following historical condensed consolidated financial information of Unocal and its subsidiaries, including the Company, for the six months ended June 30, 1998 and 1997 and the five years ended December 31, 1997, has been derived from and is qualified in its entirety by the detailed financial statements included in the documents incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

SELECTED FINANCIAL INFORMATION OF UNOCAL
(Millions of dollars, except per share amounts)

	Six Months Ended June 30,		Year Ended December 31,
	1998	1997	1997	1996	1995	1994	1993
	(unaudited)
Income statement data
Revenues (1)	$2,604	$3,110	$6,064	$5,328	$4,389	$4,272	$4,730
Earnings from continuing operations (2)	123	344	669	456	249	110	272
Basic per common share	0.51	1.38	2.69	1.54	0.87	0.30	0.98
Diluted per common share	0.50	1.35	2.65	1.53	0.86	0.30	0.98
Net earnings (3)	123	262	581	36	260	(153)	213
Basic per common share	0.51	1.05	2.34	(0.15)	0.91	(0.78)	0.73
Diluted per common share	0.50	1.04	2.31	(0.07)	0.90	(0.78)	0.73
	At June 30,		At December 31,
	1998	1997	1997	1996	1995	1994	1993
	(unaudited)
Balance Sheet data
Total assets (4)	$7,750	$7,821	$7,530	$9,123	$9,891	$9,337	$9,706
Long-term debt (4)	2,480	2,320	2,169	2,940	3,692	3,452	3,455
Trust Convertible Preferred Securities	522	522	522	522	—	—	—
Stockholders' equity (5)	2,300	2,354	2,314	2,275	2,930	2,815	3,129

(1)
Excludes revenues from discontinued operations.
(2)
Earnings from continuing operations are before: losses from discontinued operations of $44 million ($0.18 basic and $0.17 diluted per common share) in the six months ended June 30, 1997, $50 million ($0.20 basic and $0.19 diluted per common share) in 1997 and $420 million ($1.69 basic and $1.60 diluted per common share) in 1996; gains from discontinued operations of $11 million ($0.04 basic and diluted per common share) in 1995, $14 million ($0.06 basic and diluted per common share) in 1994, and $71 million ($0.29 basic and diluted per common share) in 1993; a loss from the early extinguishment of debt of $38 million ($0.15 basic and diluted per common share) in 1997; and the cumulative effect of changes in accounting principles which consisted of charges of $277 million ($1.14 basic and diluted per common share) in 1994 and $130 million ($0.54 basic and diluted per common share) in 1993.
(3)
Per share amounts are after reductions to net earnings for dividends on preferred stock of $18 million in 1996 and $36 million in 1995, 1994, and 1993; and a non-cash charge related to the exchange of preferred stock of $54 million in 1996.
(4)
The reduction in assets in 1997 was due principally to the sale of the West Coast refining, marketing and transportation assets (the "West Coast assets") with the proceeds used largely to reduce debt and purchase treasury stock. The reduction in assets in 1996 was due primarily to an accrual for the loss on the planned sale of the West Coast assets and the sale of California oil and gas properties with the proceeds used to reduce debt.
(5)
Includes preferred stock of $513 million in 1995, 1994 and 1993.

RATIOS OF UNOCAL AND THE COMPANY
(unaudited)

	Six Months Ended June 30,		Year Ended December 31,
	1998	1997	1997	1996	1995	1994	1993
Ratio of Earnings to Fixed Charges (1)
Unocal	2.9	4.7	3.7	3.2	2.2	1.7	2.2
Company	3.3	5.2	4.2	3.3	2.2	1.7	2.2
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends(1)(2)
Unocal	2.9	4.7	3.7	2.9	1.9	1.4	1.9

(1)
For purposes of this ratio, earnings consist of earnings from continuing operations (before discontinued operations, an extraordinary item (the early extinguishment of debt) and the cumulative effect of changes in accounting principles) before taxes on income and fixed charges. Fixed charges consist of interest on indebtedness and capital lease obligations, amortization of debt discount, debt premium and issuance expense and that portion of operating lease rental expense which is representative of the interest factor (assumed to be one-third).

(2)
For purposes of this ratio, preferred stock dividends are adjusted to a pre-tax basis.

DESCRIPTION OF THE DEBT SECURITIES

        Described below are certain general terms and provisions of the Debt Securities to which a Prospectus Supplement may relate or for which Debt Warrants may be exercisable. The particular terms of the Debt Securities and the extent, if any, to which such general provisions may apply to a particular series of Debt Securities ("Offered Debt Securities") will be described in the Prospectus Supplement relating to such Offered Debt Securities.

        The Senior Debt Securities will be issued under an Indenture dated as of February 3, 1995 (the "Senior Indenture") among the Company, Unocal and Chemical Trust Company of California (which was succeeded by merger effective as of November 15, 1997, by Chase Manhattan Bank and Trust Company, National Association), as trustee (the "Senior Trustee"). The Subordinated Debt Securities will be issued under a proposed indenture (the "Subordinated Indenture") among the Company, Unocal and a trustee to be named in any Prospectus Supplement relating to Subordinated Debt Securities (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are referred to collectively as the "Indentures" and individually as an "Indenture." The Senior Indenture incorporates, and the Subordinated Indenture will incorporate, the Standard Multiple-Series Indenture Provisions, January 1991, dated as of January 2, 1991 (the "Standard Provisions"), of the Company and Unocal, which is filed as an exhibit to the Registration Statement. Neither of the Indentures will limit the amount of Debt Securities which may be issued thereunder (Section 2.01). Each of the Indentures will provide that Debt Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company.

        The following summaries of certain provisions of the Debt Securities and the Indentures do not purport to be complete and are subject to, and qualified in their entirety by reference to, all provisions of the Indentures, including the definitions of certain terms used therein. Wherever particular sections of the Indentures or terms that are defined in the Indentures are referred to herein or in an accompanying Prospectus Supplement, it is intended that such sections or terms will be incorporated by reference as a part of the statements made herein or therein, and the statements are qualified in their entirety by such reference. Unless otherwise indicated, references in this Prospectus or in an accompanying Prospectus Supplement to particular sections of the Indentures are to the Standard Provisions. Unless otherwise indicated, when used in this Prospectus the term "principal" will mean principal of, and any premium on, the Debt Securities.

General

        The Debt Securities will be direct, unsecured obligations of the Company and will be fully and unconditionally guaranteed as to payment by Unocal. The Senior Debt Securities and the related Guarantees will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company and Unocal, respectively, and will have a right of payment prior to any Subordinated Debt Securities, in the case of Senior Debt Securities, and prior to the Guarantees of Subordinated Debt Securities, in the case of the Guarantees of the Senior Debt Securities. The indebtedness represented by the Subordinated Debt Securities and the Guarantees of the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company and Unocal, respectively, as described below under "Subordination." The Debt Securities may be issued in one or more series with the same or various maturities at or above par or with an original issue discount. Offered Debt Securities bearing no interest or interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities") will be sold at a discount (which may be substantial) below their stated principal amount. In the event of redemption or acceleration of the maturity of an Original Issue Discount Security, the amount payable to the holder of such Security upon such redemption or acceleration will be determined in accordance with the terms of the Security, but will be an amount less than the amount payable at the Stated Maturity of such Security.

        Reference is made to the Prospectus Supplement relating to the Offered Debt Securities for the following terms thereof:

            (1)  the title of the Offered Debt Securities;

            (2)  any limit upon the aggregate principal amount of the Offered Debt Securities;

            (3)  the percentage of their principal amount for which the Offered Debt Securities will be issued;

            (4)  the date or dates on which the principal of the Offered Debt Securities will be payable;

            (5)  the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined;

            (6)  the date or dates from which any such interest will accrue or the method by which such date or dates will be determined;

            (7)  the dates on which payment of any such interest will be payable and the record dates for such interest payment dates;

            (8)  the place or places where the principal of and any interest on the Offered Debt Securities (and Coupons, if any) will be payable and the offices or agencies of the Company maintained for such purposes and each office or agency where the Offered Debt Securities may be presented for registration of transfer or exchange;

            (9)  the period or periods within which, the price or prices at which, and the terms and conditions upon which, the Offered Debt Securities may be redeemed in whole or in part, at the option of the Company;

          (10) the obligation of the Company, if any, to redeem, repay or purchase, the Offered Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder of an Offered Debt Security and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the Offered Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

          (11) any additional restrictive covenants included for the benefit of holders of the Offered Debt Securities;

          (12) any additional Events of Default with respect to the Offered Debt Securities;

          (13) the principal amount of the Offered Debt Securities that are Original Issue Discount Securities payable upon declaration of acceleration of the maturity of the Offered Debt Securities;

          (14) the currency or currency unit for which the Offered Debt Securities may be purchased, the currency or currency unit in which the payment of principal and interest on such Offered Debt Securities will be payable, the right of the Company or the holder to elect a currency different from that in which the Offered Debt Securities are denominated for payments of principal and interest, and the Exchange Rate Agent, if any;

          (15) any index used to determine the amount of payments of principal of and interest on the Offered Debt Securities;

          (16) whether the Offered Debt Securities will be issued in registered form, in a form registered only as to principal, or in bearer form, or any combination thereof;

          (17) whether and on what terms the Offered Debt Securities will be convertible or exchangeable into shares of Unocal Preferred Stock or Unocal Common Stock;

          (18) whether any of the Offered Debt Securities will be issuable initially as a temporary Global Security (as defined in "Form, Exchange, Registration and Transfer") and whether any of the Offered Debt Securities are to be issuable as a permanent Global Security, or any combination thereof and, if so, the Depositary (as defined in "Global Securities") or Depositaries therefor;

          (19) if a temporary Global Security is to be issued with respect to such series, the requirements for certification of ownership by non-United States persons that will apply prior to (a) the issuance of a definitive Bearer Security (as defined in "Form, Exchange, Registration and Transfer") or (b) the payment of interest on an Interest Payment Date that occurs before the issuance of a definitive Bearer Security;

          (20) the circumstances under which Offered Debt Securities may be exchanged for Debt Securities issued in a different form;

          (21) any paying agents, transfer agents, registrars or other agents with respect to the Offered Debt Securities;

          (22) whether and under what circumstances the Company will pay additional amounts to any holder of Offered Debt Securities who is not a United States person (as defined under "Limitations on the Issuance of Bearer Securities") in respect of any tax, assessment or governmental charge required to be withheld or deducted and, if so, whether the Company will have the option to redeem rather than pay any additional amounts;

          (23) whether any of the provisions described in "Certain Covenants of Unocal," "Events of Default," "Subordination," "Conversion and Exchange," "Form, Exchange, Registration and Transfer," and "Defeasance" will not apply to the Offered Debt Securities;

          (24) any other terms of the Offered Debt Securities not inconsistent with the applicable Indenture; and

          (25) a discussion of certain Federal income tax considerations, if required.

Interest and Foreign Currency

        Principal and interest will be payable, and the Offered Debt Securities will be transferable, in the manner described in the Prospectus Supplement relating to such Offered Debt Securities.

        If any of the Offered Debt Securities are sold for any foreign currency or currency unit or if principal of or any interest on any of the Offered Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such Offered Debt Securities and such foreign currency or currency unit will be specified in a Prospectus Supplement.

Guarantees

        Under the terms of the Indentures and subject to the provisions thereof, Unocal will fully and unconditionally guarantee to the holders from time to time of the Debt Securities: (i) the full and prompt payment of the principal of any Debt Securities and Coupons, if any, when and as the same become payable, whether at the Stated Maturity thereof, by acceleration, call for redemption or otherwise, and (ii) the full and prompt payment of any interest on any Debt Securities and Coupons, if any, when and as the same becomes payable. The Guarantees will remain in effect until the entire principal of and interest on the Debt Securities has been paid in full or otherwise discharged in accordance with the provisions of the Indentures (Section 5.01). In the event of a default in the payment of principal of any Debt Security when and as the same becomes payable, whether at the Stated Maturity thereof, by acceleration, call for redemption or otherwise, or in the event of a default in any sinking fund payment, or in the event of a default in the payment of any interest on any Debt Security when and as the same becomes payable, the Trustee has the right to proceed directly against Unocal without first proceeding against the Company or exhausting any other remedies which the Trustee may have (Section 5.02). Any right of payment of the holders of Senior Debt Securities under the related Guarantees will be prior to the right of payment of the holders of Subordinated Debt Securities under the related Guarantees.

Certain Covenants of Unocal

        Limitations on Liens.    The Senior Indenture provides that neither Unocal nor any Restricted Subsidiary will issue, assume or guarantee any indebtedness for money borrowed ("Debt") that is secured by a Mortgage upon (i) any domestic oil or gas property of Unocal or a Restricted Subsidiary, (ii) any principal domestic refining or manufacturing plant of Unocal or a Restricted Subsidiary, or (iii) shares of stock or indebtedness of any Restricted Subsidiary, unless the Senior Debt Securities will be secured equally and ratably with or prior to such Debt. This covenant will not apply to (a) Mortgages on property or securities of a corporation when it becomes a Restricted Subsidiary, (b) purchase money Mortgages, (c) Mortgages existing at the time of acquisition of property pursuant to a merger, consolidation or purchase of substantially all the assets of the Seller, (d) any Mortgage securing Debt owing by a Restricted Subsidiary to Unocal or to another Restricted Subsidiary, (e) Mortgages on particular property incurred in connection with the exploration, drilling, development, repair, alteration or improvement of such property, (f) Mortgages on current assets or other personal property to secure Debt maturing in not more than one year, or extensions, renewals or replacements of Mortgages referred to in (a) through (e). Notwithstanding the foregoing, Unocal or one or more Restricted Subsidiaries may issue, assume or guarantee Debt secured by a Mortgage which would otherwise be subject to the foregoing restrictions if the aggregate amount of such Debt, together with the aggregate principal amount of all other such Debt of Unocal and its Restricted Subsidiaries then outstanding, does not at such time exceed 20% of the Consolidated Net Assets of Unocal (Senior Indenture Section 5.04).

        The following types of transactions, among others, will not be deemed to create Debt secured by a Mortgage: (a) the sale or transfer of oil, oil shale, gas or other minerals in place for a period of time until, or in an amount such that, the transferee will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals or the sale or transfer of any other interest in property of the character commonly referred to as a "production payment" and (b) the placing of any Mortgage in favor of domestic or foreign governmental bodies or agencies to secure payment, or the performance of any other obligations, pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing or refinancing all or a part of the purchase price or the cost of construction of the property subject to such Mortgage (Senior Indenture Section 5.04).

        The term "Mortgage" is defined as any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance (Senior Indenture Section 1.01).

        The term "oil or gas property" is defined as any interest owned by Unocal or a Restricted Subsidiary in land which in the opinion of Unocal's Board of Directors is capable of producing crude oil, natural gas or other hydrocarbons in paying quantities and any interest in such substances produced or to be produced (or the proceeds thereof) from said lands, but not including exploration or production facilities or other improvements on said lands (Senior Indenture Section 5.04).

        The term "Consolidated Net Assets" is defined as the total amount of assets (less applicable reserves and other properly deductible items) of Unocal and its consolidated Subsidiaries after deducting therefrom all liabilities and liability items except Long-Term Debt, stockholders' equity and deferred income taxes, which under generally accepted accounting principles would be included on such consolidated balance sheet (Senior Indenture Section 1.01).

        The term "Restricted Subsidiary" is defined as the Company and any other "Subsidiary" (i) substantially all of the assets and operations of which are located within any one or more of the States of the United States and (ii) which has assets in excess of 2% of the total consolidated assets of Unocal and its consolidated Subsidiaries.

        The term "Subsidiary" is defined as any corporation, association, or other business entity of which Unocal, either directly or indirectly, has either (i) the voting power to elect a majority of the directors of such corporation or (ii) other ownership interest representing more than 50% ownership of such entity (Senior Indenture Section 1.01).

        Limitations on Sale and Leaseback.    Unocal will not, nor will it permit any Restricted Subsidiary to, enter into any sale and leaseback arrangement (where the lease runs for a term of more than five years) involving any domestic real property, unless (i) Unocal or such Restricted Subsidiary is not restricted by the above provisions from incurring Debt secured by a Mortgage on such property or (ii) Unocal will apply within 90 days an amount equal to the greater of (a) the fair value (as determined by the Board of Directors of Unocal) of such property or (b) the proceeds of the sale of such property, to the retirement (other than any mandatory retirement) of Long-Term Debt of Unocal or a Restricted Subsidiary (other than Debt owned by Unocal or a Restricted Subsidiary and Debt subordinated to the Senior Debt Securities) (Senior Indenture Section 5.05). The foregoing limitations will not apply to any sale and leaseback between Unocal and any of its Restricted Subsidiaries or between any of its Restricted Subsidiaries.

        Restrictions on Merger and Sale of Assets.    Neither the Company nor Unocal may consolidate with or merge into any other corporation, or transfer its properties as an entirety or substantially as an entirety to any person, unless (i) the person (if other than the Company or Unocal) formed by or resulting from any such consolidation or merger or which has received the transfer of such property and assets will be a corporation organized under the laws of the United States or any state or territory thereof or the District of Columbia and will assume payment of the principal of, and interest on, the Debt Securities and the performance and observance of the Indentures and (ii) immediately after the consolidation, merger, sale or conveyance, the surviving corporation or the corporation to which the sale or conveyance was made will not be in default under either Indenture (Section 12.01).

Events of Default

        The Senior Indenture defines, and the Subordinated Indenture will define, an Event of Default with respect to any series of Debt Securities as being any one of the following events: (i) default in the payment of any interest on any Debt Security of that series when due, continued for 30 days after written notice has been given by the Trustee to the Company or Unocal or by a holder to the Company and the Trustee, (ii) default in the payment of the principal of a Debt Security of that series when due, (iii) default in the deposit of any sinking fund payment when and as due by the terms of a Debt Security of such series, continued for 30 days after written notice has been given by the Trustee to the Company or Unocal or by a holder to the Company and the Trustee, (iv) default in any material respect in the performance in any other of the Company's or Unocal's material covenants in the applicable Indenture (other than a covenant included in such Indenture solely for the benefit of another series of Debt Securities), continued for 90 days after written notice has been given by the Trustee to the Company or Unocal or by holders of at least 25% in principal amount of the Outstanding Debt Securities of such series to the Company and the Trustee, (v) a default resulting in acceleration of any other indebtedness for borrowed money, in an aggregate principal amount exceeding $50,000,000, of the Company or Unocal under the terms of the instrument or instruments under which such indebtedness is issued or secured, unless such acceleration is annulled, or such indebtedness is discharged, or there is deposited in trust a sum of money sufficient to discharge such indebtedness, within 20 days after written notice has been given by the Trustee to the Company and Unocal or by holders of at least 25% in principal amount of the Outstanding Debt Securities of such series to the Company, Unocal and the Trustee, and (vi) certain events of bankruptcy, insolvency or reorganization (Section 7.01).

        No holder of any Debt Security of a series will have any right to institute any proceeding with respect to the applicable Indenture or for any remedy thereunder, unless such holder previously has given to the Trustee written notice of an Event of Default with respect to such series and unless the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding have made written request upon the Trustee, and have offered reasonable security or indemnity, to institute such proceeding as trustee under such Indenture, and the Trustee for 60 days shall have failed to institute such proceeding. However, the right of any holder of any Debt Security to institute suit for enforcement of any payment of principal of and interest on such Debt Security on or after the due date expressed in such Debt Security may not be impaired or affected without such holder's consent (Section 7.04).

        The holders of a majority in principal amount of Debt Securities of any series at the time outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of that series, provided that such holders have offered reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by the Trustee in compliance with any such direction and subject to certain other restrictions (Sections 7.06 and 8.02(d)).

        Unocal and the Company will be required to furnish to the Trustee within 120 days after the end of each fiscal year a statement as to their respective compliance with all conditions and covenants under the Indentures (Sections 4.06 and 5.07).

Mandatory Prepayment

        The provisions of each of (i) the $1,000,000,000 Credit and Guarantee Agreement, dated as of October 10, 1997, among the Company and Unocal Canada Limited, as borrowers, Unocal, as guarantor, and a syndicate of banks, and (ii) the $250,000,000 Credit and Guarantee Agreement, dated as of December 15, 1993, as amended, among Unocal Thailand, Ltd.—Thailand Branch, as borrower, the Company and Unocal, as guarantors, and a syndicate of banks, provide for the termination of the loan commitments thereunder and require the prepayment of all outstanding loans and all other amounts owing thereunder in the event (a) any person or group becomes the beneficial owner of more than 30% of the then outstanding voting stock of Unocal, otherwise than in a transaction having the approval of the Board of Directors of Unocal, at least a majority of which are continuing directors, or (b) continuing directors shall cease to constitute at least a majority of the Board of Directors of Unocal. The Company or Unocal may include similar or different mandatory prepayment provisions in other borrowing instruments including, without limitation, Debt Securities issued in the future. There can be no assurance that the Company will have the funds available to prepay such amounts if required to do so under any of these mandatory prepayment provisions.

Subordination

        The indebtedness represented by the Subordinated Debt Securities and the Guarantees of Subordinated Debt Securities will be subordinate and junior in right of payment to the prior payment in full of all Senior Debt of the Company or Unocal, as the case may be, whether outstanding on the date of the Subordinated Indenture or thereafter incurred. "Senior Debt" is defined as (i) all indebtedness of the Company or Unocal, as the case may be, for borrowed money, (ii) all indebtedness for borrowed money of others guaranteed by the Company or Unocal and (iii) any obligation of the Company or Unocal under any interest rate or currency swap agreement, in each case whether outstanding on the date of the Indenture or incurred thereafter that is not by its terms subordinate and junior in right of payment to any other indebtedness of the Company or Unocal, as the case may be, and, in the case of the Company, includes all indebtedness at any time evidenced by Senior Debt Securities (Subordinated Indenture Section 16.09).

        In the event (i) of any liquidation, dissolution or other winding up of the Company or Unocal, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or other similar proceedings relative to the Company or Unocal or their respective property, all principal of and any interest due on all Senior Debt will be paid in full, or provided for, before any principal, sinking fund, if any, or interest payment is made on the Subordinated Debt Securities, in the case of the Company, or the Guarantees of Subordinated Debt Securities, in the case of Unocal, or (ii) that the Subordinated Debt Securities are declared due and payable because of the occurrence of an Event of Default (under circumstances such that the preceding clause (i) will not be applicable), the holders of the Subordinated Debt Securities will be entitled to payment only after all principal of and any interest due on the Senior Debt has been paid or has been provided for (Subordinated Indenture Section 16.01).

        By reason of such subordination, creditors of the Company who are holders of Senior Debt Securities may recover more, ratably, than holders of Subordinated Debt Securities.

Conversion and Exchange

        The terms, if any, on which Offered Debt Securities are convertible into or exchangeable for Unocal Preferred Stock or Unocal Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder or at the option of the Company.

Form, Exchange, Registration and Transfer

        The Debt Securities may be issued in fully registered form without coupons, in a form registered as to principal only with or without bearer coupons ("Registered Securities") or in bearer form with or without coupons ("Bearer Securities") or any combination thereof. Debt Securities may also be issued in whole or in part, in the form of one or more temporary or permanent global securities (each a "Global Security"). Unless otherwise specified in the applicable Prospectus Supplement relating to the Offered Debt Securities, the Debt Securities will be only Registered Securities. The Debt Securities denominated in United States Dollars will be issued, unless otherwise set forth in the applicable Prospectus Supplement relating to the Offered Debt Securities, in denominations of $1,000 for Registered Securities and in denominations of $5,000 for Bearer Securities, and in any integral multiple of such denominations (Section 2.02). See, however, "Limitations on the Issuance of Bearer Securities" below. One or more Global Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. The

Prospectus Supplement relating to a series of Debt Securities denominated in a foreign or composite currency will specify the denomination thereof.

        Registered Securities of any series (other than a Global Security, except as set forth below) will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Debt Securities of any series are issuable as both Registered Securities and Bearer Securities, at the written request of the holder, and subject to the terms of the applicable Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all mature coupons in default) of such series will be exchangeable into Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. No Bearer Securities will be delivered in the United States. Bearer Securities with coupons appertaining thereto surrendered in exchange for Registered Securities between a Regular Record Date, or, in certain circumstances a Special Record Date, and the relevant date for payment of interest must be surrendered without the coupon relating to such date for payment of interest and such interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the applicable Indenture. Unless otherwise stated in a Prospectus Supplement, Registered Securities will not be exchangeable into Bearer Securities. If a holder elects to receive a definitive Bearer Security, rather than hold an interest in a permanent global Bearer Security, then, at the option of the Company, such holder must pay to the Company a service charge and a proportionate share of the cost of printing such definitive Bearer Security (Section 2.05).

        Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and specified in the applicable Prospectus Supplement, upon payment of any required service charges and taxes and other governmental charges. The holders of the Debt Securities will be required to pay all service charges for the exchange or transfer of any Debt Security, except the Company shall pay for such service charges (i) for the transfer from a temporary global Debt Security to any other form of Debt Security, (ii) if the Debt Securities are listed on a stock exchange that requires the issuer to pay such charges as a condition to listing or (iii) if the applicable Prospectus Supplement otherwise specifies. Such transfer or exchange will be effected once the Security Registrar or such transfer agent, as the case may be, is satisfied with the document of title and identity of the person making the request. Bearer Securities will be transferable by delivery.

        The Company has appointed the Senior Trustee under the Senior Indenture, and will appoint the Subordinated Trustee under the Subordinated Indenture, as Security Registrar (Section 2.05). At the date of this Prospectus, the Corporate Trust Office of the Senior Trustee is located at 101 California Street, Suite 2725, San Francisco, California 94111. If the identity or address of the Senior Trustee changes, the corrected information will appear in the applicable Prospectus Supplement, as appropriate. The identity and address of the Subordinated Trustee will appear in the applicable Prospectus Supplement. If the applicable Prospectus Supplement specifies any transfer agents in addition to the Security Registrar with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 4.02).

        In the event of any redemption in part, the Company shall not be required to: (i) issue, register the transfer or exchange of Debt Securities of any series during a period beginning at the opening of 15 Business Days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) the day of mailing of the relevant notice of redemption, if Debt Securities of the series are issuable only as Registered Securities, (b) the day of the first publication of the relevant notice of redemption, if Debt Securities of the series are issuable only as Bearer Securities, or (c) the day of mailing of the relevant notice of redemption, if Debt Securities of the series are issuable as Registered Securities and Bearer Securities and there is no publication; (ii) register the transfer or exchange of any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is simultaneously surrendered for redemption (Section 2.05).

Payment and Paying Agents

        Payment of principal of, and any interest on, Registered Securities, unless otherwise specified in the applicable Prospectus Supplement, will be made at the office of the Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register (Section 2.11). Payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest (Section 2.09), except as otherwise specified in the applicable Prospectus Supplement.

        Payment of principal of, and any interest on, Bearer Securities will be payable in United States dollars, unless a different currency is designated in the applicable Prospectus Supplement, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time. Payment of interest on Bearer Securities with coupons appertaining thereto on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date, unless otherwise indicated in the applicable Prospectus Supplement (Sections 2.11 and 4.02). No payment with respect to any Bearer Security will be made at the Corporate Trust Office of the Trustee or any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained in the United States. Notwithstanding the foregoing, payments of principal of, and any interest on, Bearer Securities denominated and payable in United States Dollars will be made at the office of the Company's Paying Agent in New York City, if (but only if) payment of the full amount thereof in United States Dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions (Section 4.02).

        The Company has designated the New York City Corporate Trust Office of the Senior Trustee, and will designate the New York City Corporate Trust Office of the Subordinated Trustee, as the sole Paying Agent for payments with respect to Offered Debt Securities that are issuable as Registered Securities, and as the Paying Agent in New York City for payments with respect to Offered Debt Securities (subject to the limitations described above in the case of Bearer Securities) that are issuable solely as Bearer Securities or as both Registered Securities and Bearer Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Offered Debt Securities will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts. However, the Company will be required to maintain a Paying Agent in each Place of Payment for Debt Securities of each series that is issuable solely as Registered Securities, and the Company will be required to maintain for each series of Bearer Securities a Paying Agent (i) in New York City for payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise), (ii) in a place of payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; and (iii) each place outside the United States required by any stock exchange on which Debt Securities of such series are listed (Section 4.02).

        All monies paid by the Company to a Paying Agent for the payment of principal of, and any interest on, any Debt Securities that remain unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to the Company and the holder of such Debt Security or any coupon appertaining thereto will thereafter look only to the Company or Unocal for payment thereof (Section 13.05).

Global Securities

        The Offered Debt Securities may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement. Global Securities may be issued in either registered or bearer form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor (Sections 2.03 and 2.05).

        The specific terms of the depositary arrangement with respect to any Offered Debt Securities will be described in the applicable Prospectus Supplement. The Company anticipates that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary ("Participants"). The accounts to be credited shall be designated by the underwriters of such Debt Securities, by certain agents of the Company or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security or by Participants or by persons that hold through Participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such ownership limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

        So long as the Depositary for a Global Security, or its nominee, is the owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

        Subject to the restrictions discussed under "Limitations on the Issuance of Bearer Securities" below, principal and interest payments on Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing such Debt Securities. None of the Company, Unocal, the Trustee for such Debt Securities, any paying agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Company expects that the Depositary for Debt Securities of a series, upon receipt of any payment of principal or interest in respect of a definitive Global Security, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

        If a Depositary for Debt Securities of a series is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company and Unocal will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing the Debt Securities of such series. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such Debt Securities. Further, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, under certain circumstances and on terms acceptable to the Company and the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities). Unless otherwise specified by the Company, Debt Securities of such series so issued in definitive form will be issued (a) as Registered Securities in denominations of $1,000 and integral multiples thereof, if the Debt Securities of such series are issuable as Registered Securities, (b) as Bearer Securities in the denominations of $5,000, if the Debt Securities of such series are issuable as Bearer Securities, or (c) as either Registered or Bearer Securities in such denominations, if the Debt Securities of such series are issuable in either form (Section 2.05). See, however, "Limitations on the Issuance of Bearer Securities" below for a description of certain restrictions on the issuance of a Bearer Security in definitive form in exchange for an interest in a Global Security.

Meetings, Modification and Waiver

        Modification of Indentures.    The Senior Indenture provides, and the Subordinated Indenture will provide, that the Company, Unocal and the Trustee thereunder may, without the consent of any holders of Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's or Unocal's covenants, adding additional Events of Default, establishing the form or terms of Debt Securities or curing ambiguities or inconsistencies in such Indenture or making other provisions; provided such action shall not adversely affect the interests of the holders of any series of Debt Securities in any material respect (Section 11.01). In addition, modifications and amendments of each Indenture may be made by the Company and Unocal and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the Debt Securities then outstanding of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each Debt Security then outstanding that is affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on any Debt Security, (b) reduce the principal amount of or interest on any Debt Security, (c) change any obligation to pay additional amounts, (d) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (e) change the Place of Payment or the currency or currency unit in which any Debt Security or interest thereon is payable, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (g) reduce the percentage in principal amount of Debt Securities then outstanding of any series, the consent of whose holders is required for modification or amendment of the applicable Indenture or for any waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (h) change any obligation of the Company to maintain an office or agency in the places and for the purposes required by an Indenture, (i) if the Debt Securities are convertible into any other security of the Company or Unocal, make any change that would materially adversely affect the right to convert such Debt Securities, or (j) modify any of the above provisions. If the Debt Securities of any series are issuable upon the exercise of Debt Warrants, then each holder of a Debt Warrant with respect to such series shall be treated as a holder of such Debt Securities in the amount issuable upon exercise of such Debt Warrant for purposes of voting under Section 11.02 of the Indenture (Sections 9.04 and 11.02).

        Waiver of Default.    The holders of a majority in aggregate principal amount of the Debt Securities then outstanding of each series may, on behalf of the holders of all the Debt Securities of that series, waive, insofar as that series is concerned, compliance by Unocal with certain restrictive provisions of the applicable Indenture (Section 5.11). The holders of a majority in aggregate principal amount of the Debt Securities then outstanding of each series may, on behalf of all holders of Debt Securities of that series and any coupons appertaining thereto, waive any past default under the Indenture with respect to Debt Securities of that series, except a default (a) in the payment of principal of or any interest on any Debt Security of such series and (b) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each Debt Security then outstanding of such series affected (Section 7.06).

        Calculating Outstanding Principal.    The Senior Indenture provides, and the Subordinated Indenture will provide, that in determining whether the holders of the requisite principal amount of the Debt Securities that are outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder or are present at a meeting of holders of Debt Securities for quorum purposes, (i) the principal amount of an Original Issue Discount Security that will be deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, and (ii) the principal amount of a Debt Security denominated in a foreign currency or currency unit will be deemed to be that amount of United States dollars that could be obtained for such principal amount on the basis of the spot rate of exchange for such foreign currency or currency unit as determined by the Company or an Exchange Rate Agent up to ten days before the date of the action by the holders (Section 9.04).

        Meetings and Voting.    The Senior Indenture contains, and the Subordinated Indenture will contain, a provision for convening meetings of the holders of Debt Securities of a series, including Debt Securities issuable as Bearer Securities (Section 10.01). A meeting may be called at any time by the Trustee, and upon request, by the Company, Unocal or the holders of at least 25% in principal amount of the Debt Securities then outstanding of such series, in any such case upon notice given in accordance with "Notices" below (Sections 10.02 and 10.03). Except as described above under "Modifications of Indentures" and "Waiver of Default," a resolution presented at a meeting or reconvened meeting at which a quorum of the holders of Debt Securities then outstanding of the applicable series is present may be adopted by the affirmative vote of the lesser of (i) the holders of a majority in principal amount of the Debt Securities then outstanding of such series, or (ii) the holders of 66-2/3% in principal amount of the Debt Securities then outstanding of such series represented and voting at the meeting; provided, however, that if any consent, waiver, or other action which the applicable Indenture expressly provides may be made, given or taken by the holders of a specified percentage, which is less than a majority of the principal amount of the Debt Securities then outstanding of a series, such action may be adopted at a meeting or reconvened meeting at which a quorum is present by the affirmative vote of the lesser of (a) the holders of such specified percentage in principal amount of the Debt Securities then outstanding of that series or (b) a majority in principal amount of Debt Securities then outstanding of such series represented and voting at the meeting. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series and the related coupons whether or not present or represented at the meeting.

        The quorum at a meeting of the holders of a series of Debt Securities will be persons holding or representing a majority in principal amount of the Debt Securities then outstanding of a series, unless otherwise specified in a Prospectus Supplement (Section 10.08).

        The record date for purposes of determining the identity of holders entitled to vote regarding, or consent to, actions by the Trustee and certain waivers will be the later of (i) thirty (30) days prior to the first solicitation of such consent or (ii) the date of the most recent list of holders of securities furnished to the Trustee prior to such solicitation.

Notices

        Except as otherwise provided in the applicable Indenture, notices to holders of Bearer Securities will be given by publication at least once in a newspaper published on a Business Day in New York City and London and in such other city or cities as may be required with respect to such Bearer Securities and will be mailed to such persons whose names and addresses were previously filed with the Trustee under the applicable Indenture, within the time prescribed for the giving of such notice. Notices to holders of Registered Securities will be given by mail to the address of such holders as they appear in the Security Register (Section 1.04).

Title

        Title to any Bearer Securities (including Bearer Securities in permanent global bearer form) and any coupons appertaining thereto will pass by delivery. The Company, Unocal, the appropriate Trustee and any agent of the Company or such Trustee may treat the bearer of any Bearer Securities, the bearer of any coupon and the registered owner of any Registered Security as the absolute owner thereof (whether or not such Debt Security or coupon is overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all the other purposes (Section 2.07).

Defeasance

        Unless otherwise indicated in the applicable Prospectus Supplement, the obligations of the Company and Unocal with respect to the payment of the principal of and interest on the Offered Debt Securities and their respective obligations under Sections 5.01, 5.02, 5.03, 5.04, 5.05, 5.08, 5.09, 5.11, 12.01 and 12.02 of the Indenture will be terminated if: (i) the Company irrevocably deposits or causes to be deposited with the appropriate Trustee, under the terms of an escrow trust agreement in form and substance satisfactory to the appropriate Trustee, as trust funds pledged as security for, and dedicated solely to, the benefit of the holders of the Offered Debt Securities, (a) money or (b) in the case of Offered Debt Securities and coupons denominated in United States Dollars, U.S. Government Obligations (as defined in Section 13.04), and in the case of Debt Securities and coupons denominated in a foreign currency, Foreign Government Securities (as defined in Section 13.04), which through the payment of interest thereon and principal thereof in accordance with their terms will provide money or (c) a combination of (a) and (b), in each case in an amount sufficient to pay in the currency or currency unit in which the Offered Debt Securities are payable all the principal of and interest on the Offered Debt Securities on the dates such payments are due in accordance with the terms of the Offered Debt Securities; and (ii) the Company furnishes to the appropriate Trustee a ruling by the Internal Revenue Service, in form and substance satisfactory to such Trustee, or an Opinion of Counsel, in form and substance satisfactory to the appropriate Trustee, to the effect, in either case, that the holders of such Offered Debt Securities (a) will not recognize income, gain or loss for Federal income tax purposes as a result of the Company's exercise of the defeasance provisions of the Indenture and (b) will be subject to Federal income tax in the same amount, in the same manner and at the same time as would have been the case if the Company had not exercised its defeasance rights under the Indenture (Section 13.03).

The Trustees

        A Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed by the Company to act with respect to such series (Section 8.10). In the event that two or more Persons are acting as Trustee with respect to different series of Debt Securities under one of the Indentures, each such Trustee will be deemed to be a Trustee of a trust under the applicable Indenture, separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee (Section 8.11).

        The Senior Trustee is Chase Manhattan Bank and Trust Company, National Association. The identity of the Subordinated Trustee has yet to be determined. The Chase Manhattan Bank, an affiliate of the Senior Trustee, is a lending bank under the $1,000,000,000 Credit and Guarantee Agreement, referred to above under "Mandatory Prepayment." ChaseMellon Shareholder Services, L.L.C., an affiliate of the Senior Trustee, is the transfer agent and registrar for the Unocal Common Stock and The Chase Manhattan Bank is the successor Rights Agent under the Rights Agreement, dated as of January 29, 1990, referred to below under "Description of the Common Stock—Rights to Purchase Series A Preferred Stock." ChaseMellon Shareholder Services, L.L.C. is also the administrator of the Unocal Dividend Reinvestment and Common Stock Purchase Plan. Unocal and the Company may in the future maintain other banking relationships with the Senior Trustee and The Chase Manhattan Bank in the ordinary course of business and may do the same with the Subordinated Trustee.

Governing Law

        The Indentures, the Debt Securities, the Guarantees, and the coupons will be governed by, and construed in accordance with, the laws of the State of New York (Section 15.05).

DESCRIPTION OF THE PREFERRED STOCK

        The following description of Unocal Preferred Stock sets forth certain general terms and provisions of the series of Unocal Preferred Stock to which any Prospectus Supplement may relate. The specific terms of an offered series of Unocal Preferred Stock will be described in the Prospectus Supplement relating to such series. If so indicated in the Prospectus Supplement relating thereto, the terms of any such series of Unocal Preferred Stock may differ from the terms set forth below. The description of Unocal Preferred Stock set forth below and the description of the terms of an offered series of Unocal Preferred Stock set forth in the Prospectus Supplement relating thereto do not purport to be complete and are qualified in their entirety by reference to Unocal's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the Certificate of Designations relating to such offered series of Unocal Preferred Stock, which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the sale of such offered series.

        Under Unocal's Certificate of Incorporation, Unocal's Board of Directors is authorized, without further stockholder action, to provide for the issuance of up to 100,000,000 shares of preferred stock, $0.10 par value per share, in one or more series, with or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as the Board of Directors shall determine. As of the date of this Prospectus, Unocal has no outstanding shares of Preferred Stock. Unocal has reserved for issuance and designated 3,000,000 shares of preferred stock as Series A Junior Participating Cumulative Preferred Stock in connection with the Rights Plan described below under "Description of the Common Stock—Rights to Purchase Series A Preferred Stock."

General

        The applicable Prospectus Supplement will set forth the following specific terms regarding the series of Unocal Preferred Stock offered thereby: (i) the designation, number of shares and liquidation preference per share; (ii) the initial public offering price; (iii) the dividend rate or rates, if any, or the method of determining the dividend rate or rates; (iv) the index, if any, upon which the amount of dividends is to be determined; (v) the dates on which dividends will accrue and be payable and the designated record dates for determining the holders entitled to such dividends; (vi) any redemption or sinking fund provisions; (vii) any conversion or exchange provisions; (viii) any provisions for the issuance of global securities; (ix) the currency (which may be composite currency) in which liquidation preferences, redemption prices and dividends shall be payable, if other than United States dollars; (x) voting rights, if different from those described under "—Voting Rights"; and (xi) any additional terms, preferences or rights.

        The shares of Unocal Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

        The transfer agent, registrar, dividend disbursing agent, redemption agent and, if applicable, conversion agent for the offered series of Unocal Preferred Stock will be specified in the applicable Prospectus Supplement relating thereto.

Dividends

        The holders of the Unocal Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of Unocal, out of funds legally available therefor, cumulative or non-cumulative cash or other dividends at such rate or rates and on such dates as will be set forth in the applicable Prospectus Supplement. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be set forth in the Prospectus Supplement. Dividends will be payable to the holders of record as they appear on the stock register of Unocal on such record dates, not more than sixty (60) days nor less than ten (10) days preceding the payment dates thereof, as will be fixed by the Board of Directors of Unocal. If the Board of Directors of Unocal fails to declare a dividend payable on a dividend payment date on any series of Unocal Preferred Stock for which dividends are noncumulative ("Noncumulative Preferred Stock"), then the holders of such series of Noncumulative Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and Unocal will have no obligation to pay a dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends payable on any series of Unocal Preferred Stock for any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Redemption

        The offered series of Unocal Preferred Stock may be redeemable at the option of Unocal and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon the terms, on the date or dates and at the redemption price or prices set forth in the applicable Prospectus Supplement. If fewer than all shares of the offered series of Unocal Preferred Stock are to be redeemed, the shares to be redeemed will be selected by Unocal pro rata or by lot, by any other method determined by the Board of Directors to be equitable, or by any method set forth in the applicable Prospectus Supplement.

        If any dividends on shares of the offered series of Unocal Preferred Stock are in arrears, no shares of Unocal Common Stock or shares of capital stock ranking junior to or on parity with the offered series of Unocal Preferred Stock may be redeemed and no shares of such offered series of Unocal Preferred Stock may be redeemed unless all outstanding shares of such series are simultaneously redeemed, and Unocal may not purchase or otherwise acquire any shares of such series; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of such series.

        Notice of redemption will be given by mailing the same to each record holder of the shares to be redeemed to the respective addresses of such holders as the same shall appear on Unocal's stock register. Each such notice will state: (i) the redemption date; (ii) the number of shares and series of Unocal Preferred Stock to be redeemed; (iii) the redemption price and the manner in which such redemption price is to be paid and delivered; (iv) the place or places where certificates for such shares of Unocal Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If fewer than all shares of any series of Unocal Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder will also specify the number of shares to be redeemed from such holder.

        If notice of redemption has been given, from and after the redemption date for the shares of the series of Unocal Preferred Stock called for redemption (unless default shall be made by Unocal in providing money for the payment of the redemption price of the shares so called for redemption), dividends on the shares of Unocal Preferred Stock so called for redemption will cease to accrue, any right to convert the shares of Unocal Preferred Stock will terminate, such shares will no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of Unocal (except the right to receive the redemption price, without interest) will cease. Upon surrender in accordance with such notice of the certificates representing any shares so redeemed (properly endorsed or assigned for transfer, if the notice shall so state), the redemption price set forth above will be paid out of funds provided by Unocal. If fewer than all of the shares represented by any such certificate are redeemed, a new certificate will be issued representing the unredeemed shares without cost to the holder thereof.

Liquidation Preference

        The applicable Prospectus Supplement will set forth the specific liquidation preference of the offered series of Unocal Preferred Stock.

        Unocal conducts substantially all of its operations through the Company. The right of Unocal, and hence the right of creditors and stockholders of Unocal, to participate in any distribution of assets of any subsidiary (including the Company) upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Unocal itself as a creditor of the subsidiary may be recognized.

Conversion and Exchange

        The terms, if any, on which shares of any offered series of Unocal Preferred Stock are convertible into or exchangeable for Unocal Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of Unocal.

Voting Rights

        Except as indicated below or in the Prospectus Supplement relating to a particular offered series of Unocal Preferred Stock, or except as expressly required by applicable law, the holders of Unocal Preferred Stock will not be entitled to vote.

        On matters on which holders of such offered series and holders of any other series of Unocal Preferred Stock are entitled to vote as a single class, each full share of any series of Unocal Preferred Stock shall be entitled to one vote. Therefore, the voting power of such series will depend on the number of shares in such series, not the liquidation preference or initial offering price of the shares of such series of the Unocal Preferred Stock.

        If the equivalent of six quarterly dividends (whether or not consecutive) payable on any offered series of Unocal Preferred Stock or any other series of Unocal Preferred Stock are in default, the number of directors of Unocal will be increased by two and the holders of all outstanding shares of Unocal Preferred Stock and all other outstanding shares of preferred stock having similar voting rights, voting as a single class without regard to series and with no cumulative voting, to the exclusion of the holders of Unocal Common Stock, will be entitled to elect those two additional directors, who shall serve until all dividends in default have been paid or declared and set apart for payment.

DESCRIPTION OF THE COMMON STOCK

        Unocal's Board of Directors is authorized to issue a maximum of 750,000,000 shares of Unocal Common Stock, $1.00 par value per share, under Unocal's Certificate of Incorporation. As of June 30, 1998, 241,353,546 shares of Unocal Common Stock were outstanding, 10,622,778 shares were held by Unocal as treasury shares and 37,640,428 shares were reserved for issuance upon the conversion of the 6 1/4% Trust Convertible Preferred Securities of Unocal Capital Trust and in connection with Unocal's employee benefit plans, its Directors' Restricted Stock Plan and its Dividend Reinvestment and Common Stock Purchase Plan.

        The following summary of the rights of the Unocal Common Stock does not purport to be complete and is subject in all respects to the applicable provisions of the Delaware General Corporation Law and the Certificate of Incorporation.

        Dividend Rights:    Subject to the prior rights, if any, of the holders of Unocal Preferred Stock, holders of Unocal Common Stock are entitled to receive such dividends as are declared by Unocal's Board of Directors out of funds legally available therefor.

        Voting Rights:    Subject to the rights, if any, of the holders of Unocal Preferred Stock, all voting rights are vested in the holders of shares of Unocal Common Stock, each share being entitled to one vote on all matters presented for a vote (except for those matters for which a separate class vote is required under Delaware law). The holders of one-third of the shares entitled to vote constitute a quorum at any meeting of stockholders.

        Liquidation Rights:    Subject to the rights, if any, of the holders of Unocal Preferred Stock, in the event of liquidation of Unocal, holders of Unocal Common Stock will share pro rata in all assets distributable to stockholders in respect of shares held by them.

        Preemptive Rights:    Holders of Unocal Common Stock are not entitled to any preemptive rights to subscribe for any additional securities that may be issued.

        Non-Cumulative Voting:    Holders of shares of Unocal Common Stock have non-cumulative voting rights, which means that holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors standing for election if they choose to do so, and, in such event, the holders of the remaining less than 50% of the shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors of Unocal. Unocal's Board of Directors is divided into three classes, and directors are normally elected for three-year terms. One of the classes is presented for election at each annual meeting, so that the entire Board of Directors is never presented for election in any one year.

        ChaseMellon Shareholder Services, L.L.C., Los Angeles, California, is the transfer agent and registrar for the Unocal Common Stock. The Unocal Common Stock may also be presented for transfer at the office of ChaseMellon Shareholder Services, L.L.C., New York, New York.

Rights to Purchase Series A Preferred Stock

        In January 1990, the Board of Directors of Unocal adopted a stockholder rights plan (the "Rights Plan") and declared a dividend of one right (a "Right"; collectively, the "Rights") for, and to be attached to, each outstanding share of Common Stock. The resolutions creating the Rights Plan provide that as long as the Rights are attached to shares of Common Stock, as provided in the "Rights Agreement" referred to below, one additional Right will be issued and delivered with each share of Common Stock that becomes outstanding after February 12, 1990. Each Right entitles the holder thereof to purchase one one-hundredth of a share of preferred stock designated as the Series A Junior Participating Cumulative Preferred Stock ("Series A Preferred Stock"). The Rights will expire on January 29, 2000, unless redeemed earlier, and will not be exercisable or transferable separately from the shares of Common Stock until the close of business on the Distribution Date, which will occur on the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (a "15% Stockholder") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock or (ii) the date of the commencement or the announcement of an intention to make a tender or exchange offer that would cause any person or group to become a 15% Stockholder.

        Pursuant to the Rights Plan, 3,000,000 shares of Series A Preferred Stock have been designated and reserved for issuance upon exercise of the Rights. An additional number of shares of Series A Preferred Stock equal to one one- hundredth of the number of shares of Unocal Common Stock will be reserved for issuance in connection with an issuance of Preferred Stock or Unocal Common Stock, whether issued directly, upon exercise of Equity Warrants or upon conversion of Preferred Stock or Debt Securities.

        A description of the Rights and the Series A Preferred Stock is set forth in the Rights Agreement, dated January 29, 1990, between Unocal and The Chase Manhattan Bank (successor to Chemical Trust Company of California), as Rights Agent, which is included as exhibit to the Registration Statement of which this Prospectus is a part.

Certain Provisions of the Certificate of Incorporation and Bylaws of Unocal

        The Certificate of Incorporation and Bylaws of Unocal contain certain provisions which may have the effect of rendering a change of control of Unocal more difficult. The Certificate of Incorporation provides that the Board of Directors is divided into three classes, with the directors serving three-year staggered terms. Special meetings of Unocal's stockholders generally may be called only by the Board of Directors, and any action required or permitted to be taken by the stockholders must be taken at an annual or special meeting and may not be effected by written consent. The vote of 75% of the outstanding stock of Unocal entitled to vote is required for the stockholders to adopt, amend or repeal bylaws. Such a 75% vote is also required for approval of a merger or consolidation of Unocal with, and certain other transactions with, another corporation which, with its affiliates, owns beneficially more than 10% of the total voting power of all outstanding shares of Unocal voting stock (a "Related Corporation"), unless such a transaction was approved by 75% of the directors of Unocal prior to the Related Corporation becoming such. The Certificate of Incorporation also require such a 75% vote to repeal or amend any of the foregoing provisions.

        The Bylaws of Unocal generally require 90 days' advance notice of, and specified information with respect to, nominations by stockholders of persons for election as directors and other business to be brought before a meeting by a stockholder.

        As set forth above under "Description of the Preferred Stock," the Board of Directors has the authority, without further stockholder action, to provide for the issuance of Unocal Preferred Stock and to fix the terms thereof. Provisions which could render a change of control of Unocal more difficult, such as extraordinary voting, dividend, redemption or conversion rights, could be included in such Unocal Preferred Stock.

DESCRIPTION OF THE WARRANTS

        The following description sets forth certain general terms and provisions of the Debt Warrants and Equity Warrants to which a Prospectus Supplement may relate. The particular terms of any Debt Warrants and Equity Warrants offered will be described in the Prospectus Supplement relating to such Debt Warrants or Equity Warrants. The following summaries of certain provisions of the Debt Warrants and Equity Warrants and of one or more separate Warrant Agreements (each a "Warrant Agreement") between the Company and Unocal and one or more banking institutions or trust companies, as Warrant Agent (each a "Warrant Agent"), do not purport to be complete and are subject to and qualified in their entirety by reference to all provisions of the applicable Warrant Agreement. Forms of Warrant Agreements are filed as exhibits to the Registration Statement. Each Warrant Agreement will be governed by, and construed in accordance with, the laws of the State of New York.

General

        Debt Warrants and Equity Warrants, evidenced by Warrant Certificates (the "Warrant Certificates"), may be issued under a Warrant Agreement independently or together with any Debt Securities, Unocal Preferred Stock or Unocal Common Stock and may be transferable with or separate from such Securities. If Debt Warrants to purchase Debt Securities are offered, the applicable Prospectus Supplement will describe the terms of the Debt Warrants, including the following: (i) the offering price, if any, including the currency, or currency unit in which such price will be payable; (ii) the designation, aggregate principal amount and terms of the Offered Debt Securities with which the Debt Warrants are issued and the number of Debt Warrants issued with each such Offered Debt Security; (iii) if applicable, the date on or after which the Debt Warrants and the related Offered Debt Securities will be separately transferable; (iv) the designation, aggregate principal amount and terms of Debt Securities purchasable upon exercise of one Debt Warrant and the price or prices at which, and the currency, or currency unit in which such principal amount of Debt Securities may be purchased upon exercise; (v) the date on which the right to exercise the Debt Warrants commences and the date on which such right expires; (vi) any United States Federal income tax consequences; (vii) whether the Debt Warrants represented by the Warrant Certificates will be issued in registered or bearer form or both; and (viii) any other material terms of the Debt Warrants. If Equity Warrants are offered, the applicable Prospectus Supplement will describe the terms of the Equity Warrants, including the following: (i) the offering price, if any, including the currency or currency unit in which such price will be payable; (ii) the designation of any series of Unocal Preferred Stock purchasable upon exercise of the Equity Warrants; (iii) the number of shares of Unocal Preferred Stock or Unocal Common Stock purchasable upon exercise of one Equity Warrant, and the price or prices at which, and the currency, or currency unit in which such shares may be purchased upon exercise; (iv) the date on which the right to exercise the Equity Warrants commences and the date on which such right expires; (v) any United States Federal income tax consequences; (vi) whether the Equity Warrants represented by the Warrant Certificate will be issued in registered or bearer form or both; (vii) whether the Equity Warrants or the underlying Unocal Preferred Stock or Unocal Common Stock will be listed on any national securities exchange; and (viii) any other material terms of the Equity Warrants. In addition, if any Debt Warrants or Equity Warrants are sold for any foreign currency or currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue will be specified in the applicable Prospectus Supplement.

        Warrant Certificates, if any, may be exchanged for new Warrant Certificates of different denominations and may (if in registered form) be presented for registration of transfer at the corporate trust office of the Warrant Agent, which will be listed in the applicable Prospectus Supplement, or at such other office as may be set forth therein. Warrantholders do not have any of the rights of holders of Debt Securities (except to the extent that the consent of Warrantholders may be required for certain modifications of the terms of the Indenture under which the series of Offered Debt Securities issuable upon exercise of the Warrants are to be issued) or Unocal Preferred or Common stockholders and are not entitled to payments of principal and interest, if any, on Debt Securities or to dividends or other distributions made with respect to Unocal Preferred Stock or Unocal Common Stock.

Exercise of Warrants

        Warrants may be exercised by surrendering the Warrant Certificate, if any, at the corporate trust office or other designated office of the Warrant Agent, with (i) the form of election to purchase on the reverse side of the Warrant Certificate, if any, properly completed and executed, and (ii) payment in full of the exercise price, as set forth in the applicable Prospectus Supplement. Upon exercise of Warrants, the Warrant Agent will, as soon as practicable, deliver the Debt Securities, Unocal Preferred Stock or Unocal Common Stock issuable upon the exercise of the Warrants in authorized denominations in accordance with the instructions of the exercising Warrantholder and at the sole cost and risk of such holder. If less than all of the Warrants evidenced by the Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of unexercised Warrants, if sufficient time exists prior to the expiration date.

LIMITATIONS ON THE ISSUANCE OF BEARER SECURITIES

        In compliance with United States Federal tax laws and regulations, Bearer Securities may not, in general, be offered or sold during the Restricted Period (as defined below) to a person within the United States or to, or for the account or benefit of, a United States person. However, offers or sales can be made to (i) the United States office of international organizations (as defined in Section 7701(a)(18) of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations thereunder), (ii) the United States office of foreign central banks (as defined in Section 895 of the Code and the regulations thereunder) and (iii) foreign branches of United States financial institutions which are purchasing for their own account or for resale, and which have agreed to comply with the reporting requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the regulations thereunder. In addition, sales can be made to a United States person acquiring a Bearer Security through a financial institution described in clause (iii) of the preceding sentence if certain certification requirements and other conditions are satisfied. Definitive Bearer Securities will not be delivered within the United States, or in any event unless the beneficial owner of the Securities has complied with the certification requirements to be described in the relevant Prospectus Supplement.

        Each underwriter, dealer and agent (or other "distributor" within the meaning of the regulations under Section 163 of the Code) participating in the distribution of any Bearer Securities will agree that (i) it will not offer, sell or deliver Bearer Debt Securities within the United States or to, or for the account or benefit of, United States persons (other than qualifying financial institutions) (a) until 40 days after the closing date or (b) at any time if the obligation is held as part of an unsold allotment or subscription (the "Restricted Period"), and (ii) it has in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the Bearer Securities are aware of the restrictions described in clause (i) of this sentence. Bearer Securities will bear a legend on their face and on any interest coupons that may be detached therefrom or, if the obligation is evidenced by a book entry, a legend will appear in the book of record in which the book entry is made substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." The Code Sections referred to in such legend provide that a United States person who holds a Bearer Security will not be allowed to deduct any loss realized on the sale, exchange or redemption of such Bearer Security and any gain (which might otherwise be characterized as capital gain) recognized on such sale, exchange or redemption will be treated as ordinary income. If the Company or Unocal issue Warrants in bearer form, they will specify in the applicable Prospectus Supplement what, if any, restrictions or certification requirements will be applicable to the issuance and delivery of such bearer Warrants.

        As used herein, "United States person" means an individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States Federal income taxation regardless of its source, a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all decisions of the trust or certain electing trusts that were existing on August 19, 1996 and treated as domestic trusts on such date and "United States" means the United States of America (including the States and the District of Columbia) and its possessions, which include, as of the date hereof, Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island, and Northern Mariana Islands.

PLAN OF DISTRIBUTION

        The Company and Unocal may offer and sell the Securities in any of three ways: (i) directly to investors; (ii) to investors through agents; or (iii) through underwriters or dealers. The Company may also exchange Securities for outstanding indebtedness of the Company or Unocal, or both. The applicable Prospectus Supplement with respect to the Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, the purchase price of the Securities and the proceeds to the Company or Unocal, as the case may be, from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed.

        If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by one or more underwriters. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        Except for Unocal Common Stock, each issue of Securities sold will be a new issue of securities with no established trading market. Any underwriters or agents with respect to an issue of Securities may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any Securities in the secondary market.

        If the Securities are issued in exchange for outstanding securities of the Company or Unocal, the applicable Prospectus Supplement will set forth the terms of the exchange, the identity of and the terms of sale of the Securities by the selling security holders.

        Securities may be sold directly by the Company or Unocal or through agents designated by the Company or Unocal from time to time. Any agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company or Unocal to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

        If so indicated in the applicable Prospectus Supplement, the Company or Unocal will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the applicable Prospectus Supplement and the applicable Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

        Agents, selling security holders and underwriters may be entitled under agreements entered into with the Company and Unocal to indemnification by the Company and Unocal against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents, selling security holders or underwriters may be required to make in respect thereof. Agents, selling security holders and underwriters may be customers of, engage in transactions with, or perform services for the Company or Unocal in the ordinary course of business.

EXPERTS

        The consolidated financial statements and financial statement schedule of Unocal and its subsidiaries as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in Unocal's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, which report is incorporated by reference herein, and on the authority of that firm as experts in accounting and auditing. Such report includes an explanatory paragraph with respect to a change in the method of accounting for the impairment of long-lived assets and long-lived assets disposed of in 1995.

LEGAL MATTERS

        Legal matters in connection with the issuance and sale of the Securities offered hereby will be passed upon for the Company and Unocal by Dennis P. R. Codon, Esq., Vice President, Chief Legal Officer and General Counsel of the Company and Unocal, and for any underwriters, selling security holders or agents by Gibson, Dunn & Crutcher LLP, San Francisco, California. As of August 31, 1998, Mr. Codon owned beneficially 23,245 shares of Unocal Common Stock, which included 10,470 restricted shares that vest in 1999 through 2003. He also held options to purchase 57,088 shares of Unocal Common Stock at prices ranging from $26.375 to $38.8125, with expiration dates ranging from 2003 to 2008. In addition, Mr. Codon held 15,800 performance share units awarded to him in 1995 through 1998.

$

Union Oil Company of California

      % Senior Notes due 2012

P R O S P E C T U S   S U P P L E M E N T

September    , 2002

JPMorgan Salomon Smith Barney

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ING Financial Markets • Royal Bank of Scotland • TD Securities
Australia and New Zealand Banking Group Limited • Credit Suisse First Boston
BNY Capital Markets, Inc. • Merrill Lynch & Co. • Banc of America Securities LLC • SG Cowen

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TABLE OF CONTENTS Prospectus Supplement
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
Recent Developments
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF NOTES
CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS